Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

TITAN-ATLAS PARENT, INC.,

TITAN-ATLAS MERGER SUB, INC.,

and

TIVITY HEALTH, INC.

Dated as of April 5, 2022

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 5, 2022, is by and among Tivity Health, Inc., a Delaware corporation (the “Company”), Titan-Atlas Parent, Inc., a Delaware corporation (“Parent”), and Titan-Atlas Merger Sub, Inc., a Delaware corporation and direct, wholly owned Subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, subject to the terms and conditions of this Agreement, the Parties intend that Merger Sub be merged with and into the Company, with the Company surviving the Merger as a wholly-owned Subsidiary of Parent (the “Merger”) pursuant to Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), on the terms and subject to the conditions of this Agreement and in accordance with the DGCL;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger (the “Transactions”), are fair to, and in the best interests of, the Company and its stockholders, (b) determined that it is in the best interests of the Company and its stockholders to enter into, and approved, adopted and declared advisable, this Agreement, (c) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions contained herein, (d) directed that the approval of the adoption of this Agreement be submitted to the stockholders of the Company, and (e) resolved to recommend that the stockholders of the Company approve the adoption of this Agreement at any meeting of the stockholders held for such purpose and any adjournment or postponement thereof (such recommendation, the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent has unanimously approved this Agreement and the Transactions, including the Merger, and the performance by it of its covenants and agreements contained herein;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that the terms of the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and its stockholder, (b) determined that it is in the best interest of such Merger Sub to enter into, and approved, adopted and declared advisable, this Agreement, (c) approved the execution and delivery, by Merger Sub, of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions contained herein, and (d) resolved to recommend that Parent, as the sole stockholder of Merger Sub, approve the adoption of this Agreement and the Transactions, including the Merger, by written consent;

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the parties set forth on Exhibit A (the “Guarantors”) has delivered to the Company a guaranty (the “Guaranty”), pursuant to which the Guarantors have agreed to guarantee certain of the obligations of Parent and Merger Sub hereunder, and the Equity Commitment Letter (as defined below) pursuant to which the Guarantors have agreed to provide to Parent on the Closing Date the Equity Financing (as defined below); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Merger and the other Transactions and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will be a direct, wholly owned Subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the DGCL.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee or, at the election of the Company or Parent, by the electronic exchange of documents, at 10:00 a.m., local time, on the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the last of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing; provided, that the Closing shall not occur before the forty-fifth (45th) day following the date hereof without the prior written consent of Parent. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. As soon as practicable on the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary or on such later date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 1.5 Organizational Documents of the Surviving Corporation.

(a) At the Effective Time, the Company Certificate, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in Exhibit A until thereafter changed or amended as provided therein or by applicable Law (but subject to Section 5.10).

(b) The Parties shall take all necessary action such that, at the Effective Time, the Company Bylaws, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety as set forth in Exhibit B until thereafter changed or amended as provided therein or by applicable Law (but subject to Section 5.10).

Section 1.6 Directors. The Parties shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The Parties shall take all necessary action such that the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time and shall hold such offices until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or the holder of any shares of common stock, $0.001 par value per share, of the Company (the “Company Common Stock”) or Merger Sub Common Stock:

(i) Conversion of Company Common Stock. At the Effective Time, subject to any applicable withholding Tax, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Dissenting Shares) shall be automatically converted into the right to receive $32.50 in cash, without interest (the “Transaction Consideration”). From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Transaction Consideration upon the surrender of such shares of Company Common Stock in accordance with Section 2.2, into which such shares of Company Common Stock have been converted pursuant to this Section 2.1(a).

(ii) Cancellation of Company Common Stock; Certain Subsidiary Owned Shares. At the Effective Time, each share of Company Common Stock that immediately prior to the Effective Time (x) is held in the treasury of the Company, or (y) is owned by any direct or indirect wholly-owned Subsidiary of the Company, Parent or any direct or indirect wholly-owned subsidiary of Parent (including Merger Sub), shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (such shares described in the foregoing clauses (x) and (y), the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii) Treatment of Merger Sub Shares. At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) shall be automatically converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

All of the shares of Company Common Stock converted into the right to receive the Transaction Consideration pursuant to this ARTICLE II shall no longer be outstanding and upon the conversion thereof shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Transaction Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1(a).

(b) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a Person (a “Dissenting Stockholder”) who has not voted in favor of the adoption of the Agreement and who has complied with all the provisions of the DGCL concerning the right of holders of shares of Company Common Stock to demand appraisal of their shares (the “Appraisal Provisions”) of Company Common Stock (“Dissenting Shares”), to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Transaction Consideration as described in Section 2.1(a)(i), but such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder, whether before, at or after the Effective Time, effectively withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as though such shares of Company Common Stock had been converted as of the Effective Time into the right to receive the Transaction Consideration pursuant to Section 2.1(a)(i) and such shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt notice of any demands for appraisal of shares of Company Common Stock received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, without the prior written consent of Parent, voluntarily make any payment to any Dissenting Stockholder with respect to, or settle or offer to settle, or approve the withdrawal of, any such demands.

(c) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split) or similar event, or combination, exchange or readjustment of shares or any stock dividend or distribution with a record date during such period, the Transaction Consideration shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(c) shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.2 Exchange of Certificates and Book Entry Shares.

(a) Appointment of Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company (which bank or trust company shall be reasonably acceptable to the Company) to act as paying agent (the “Paying Agent”) for the payment of the Transaction Consideration in the Merger and shall enter into an agreement relating to the Paying Agent’s responsibilities under this Agreement, which shall be in form and substance reasonably satisfactory to the Company.

(b) Deposit of Transaction Consideration. Parent shall deposit, or cause to be deposited, with the Paying Agent, prior to or concurrently with the Effective Time, cash sufficient to pay the aggregate Transaction Consideration payable in the Merger to holders of Company Common Stock, other than Cancelled Shares and Dissenting Shares (such cash, the “Payment Fund”); provided, that the Company shall, and shall cause its Subsidiaries to, at the written request of Parent, deposit with the Paying Agent at the Closing such portion of the aggregate Transaction Consideration from the Company Cash on Hand as specified in such request.

(c) Exchange Procedures.

(i) Certificates. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall, and shall cause the Surviving Corporation to, cause the Paying Agent to mail to each holder of record of shares of a Certificate (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall otherwise be in such form and contain such provisions as are customary and reasonably acceptable to the Company) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates in exchange for the payment of the Transaction Consideration payable in the Merger.

(ii) Book Entry Shares. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall, and shall cause the Surviving Corporation to, cause the Paying Agent to mail to each holder of record of Book Entry Shares not held through The Depository Trust Company (and to deliver to The Depository Trust Company, in the case of holders of Book Entry Shares held through The Depository Trust Company) (i) a Letter of Transmittal and (ii) instructions for use in effecting the surrender of Book Entry Shares in exchange for payment of the Transaction Consideration payable in the Merger. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Evidence shall be required to deliver a Certificate or, in the case of holders of Book-Entry Evidence held through The Depository Trust Company, an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive.

(iii) Parent shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the Transaction Consideration out of the Payment Fund in accordance with this Agreement. The Payment Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(d) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares to the Paying Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Transaction Consideration. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon due surrender of the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the Transaction Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Transaction Consideration. Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Transaction Consideration that such holder is entitled to receive pursuant to this ARTICLE II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose Company Common Stock were converted into the right to receive the Transaction Consideration shall upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and Parent shall cause the Paying Agent to exchange and deliver as promptly as reasonably practicable after the Effective Time, the Transaction Consideration in respect of each such share of Company Common Stock, and the Book-Entry Shares of such holder shall forthwith be cancelled.

(e) No Further Ownership Rights in Company Common Stock. The Transaction Consideration paid in accordance with the terms of this ARTICLE II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Transaction Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share in accordance with Section 2.2(d), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, at any time after the Effective Time, any Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Paying Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this ARTICLE II, subject to applicable Law in the case of Dissenting Shares.

(f) Investment of Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. No such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this ARTICLE II, and following any losses from any such investment, or to the extent the Payment Fund otherwise diminishes for any reason below the level required for the Paying Agent to make payments pursuant to this ARTICLE II, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses or other shortfall, which additional funds will be deemed to be part of the Payment Fund. Any interest and other income resulting from such investment shall become a part of the Payment Fund, and any cash amounts in excess of the amounts payable under Section 2.1, shall be promptly returned to Parent.

(g) Termination of Payment Fund. Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered to Parent, upon Parent’s demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this ARTICLE II shall thereafter look only to Parent or the Surviving Corporation for satisfaction of its claim for Transaction Consideration which such holder has the right to receive pursuant to this ARTICLE II.

(h) No Liability. None of Parent, the Company, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund or the Transaction Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, in form and substance reasonably acceptable to Parent, and, if required by the Surviving Corporation, Parent or the Paying Agent, the posting by such Person of a bond in customary amount as Parent or the Paying Agent may reasonably require as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.2(g), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Transaction Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

Section 2.3 Company Stock Awards. Except as otherwise agreed by Parent and an individual holder of Company Stock Awards or as set forth in Section 5.2(b)(iii) of the Company Disclosure Letter:

(a) Company Options. At the Effective Time, each option granted under the Company Stock Plans to purchase shares of Company Common Stock that is outstanding as of immediately prior to the Effective Time, whether vested or unvested (any such option, a “Company Option”), shall be cancelled and shall entitle the holder to receive, on or before the later of (i) five (5) Business Days following the Effective Time and (ii) the Surviving Corporation’s first payroll date after the Effective Time, an amount in cash (without interest and subject to applicable withholding Taxes) from the Surviving Corporation with respect thereto equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time and (B) the excess, if any, of the Transaction Consideration over the exercise price per share of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time. For the avoidance of doubt, any Company Option with an exercise price equal to or in excess of the Transaction Consideration shall be cancelled by virtue of the Merger without any action on the part of the holder thereof and without any payment to the holder thereof.

(b) Company MSU Awards. At the Effective Time, each market stock unit award (a “Company MSU Award”) granted under the Company Stock Plans that is outstanding as of immediately prior to the Effective Time shall automatically become vested and shall be cancelled without any action on the part of any holder or beneficiary thereof and shall entitle the holder to receive, on or before the later of (i) five (5) Business Days following the Effective Time and (ii) the Surviving Corporation’s first payroll date after the Effective Time, an amount in cash (without interest and subject to applicable withholding Taxes) from the Surviving Corporation with respect thereto equal to the product of (A) the number of shares of Company Common Stock that would have vested pursuant to the terms of such Company MSU Award based on actual performance through the Effective Time, and (B) the Transaction Consideration; provided, however, that to the extent that any Company MSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code, including payment in accordance with any applicable exception or permitted payment event under Section 409A of the Code and Section 1.409A-3(j) of the Treasury Regulations.

(c) Company RSU Awards. At the Effective Time, each restricted stock unit award (a “Company RSU Award” and together with the Company Options and Company MSU Awards, the “Company Stock Awards”), whether or not granted under the Company Stock Plans , that is outstanding as of immediately prior to the Effective Time shall automatically become fully vested and shall be cancelled and shall entitle the holder to receive, on or before the later of (i) five (5) Business Days following the Effective Time and (ii) the Surviving Corporation’s first payroll date after the Effective Time, an amount in cash (without interest and subject to applicable withholding Taxes) from the Surviving Corporation with respect thereto equal to the product of (A) the number of shares of Company Common Stock then underlying such Company RSU Award as of immediately prior to the Effective Time and (B) the Transaction Consideration; provided, however, that to the extent that any Company RSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code, including payment in accordance with any applicable exception or permitted payment event under Section 409A of the Code and Section 1.409A-3(j) of the Treasury Regulations.

(d) Prior to the Effective Time, the Company, the Company Board of Directors or the appropriate committee thereof, as applicable, shall adopt any resolutions and take any actions (excluding the payment of additional compensation in excess of the amounts provided for in this Section 2.3) which are reasonably necessary to effectuate the provisions of this Section 2.3.

Section 2.4 Tax Withholding. Notwithstanding anything to the contrary contained herein, each of the Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent (and each of their respective agents or Affiliates) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, such amounts as may be required to be deducted or withheld with respect to the making of such payment under any applicable Law. Any amounts so deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (x) disclosed in all reports, schedules, forms, statements and other documents (in each case, including all exhibits and schedules thereto and documents incorporated by reference therein) filed or furnished (as applicable) by the Company with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) and the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”) since January 1, 2019 (collectively, the “Company SEC Documents”) (but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Forward-Looking Statements,” or in any such case, similarly titled captions, and any other disclosures that are cautionary, predictive or forward-looking in nature, in any such Company SEC Documents); provided, that, nothing in the Company SEC Documents shall be deemed to be disclosures against Section 3.1(a) or clause (ii) of Section 3.8; or (y) set forth in the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that (i) disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any section of this Agreement or any other section or subsection of the Company Disclosure Letter to which the relevance of such disclosure is reasonably apparent on its face, and (ii) the mere inclusion of an item in such Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission (A) of the materiality of such item or that such item did not arise in the ordinary course of business, or that such item rose to any particular threshold, or (B) of any non-compliance with, or violation or breach of, any Contract, any other third party rights (including any Intellectual Property rights) or any Law or Order, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein and/or disclosing information required to be disclosed pursuant to this Agreement), and whether or not any particular representation or warranty refers to or excepts therefrom any specific section or subsection of the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Corporate Organization.

(a) Each of the Company and its Subsidiaries is a corporation or other entity validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to be validly existing or in good standing would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly licensed, qualified or otherwise authorized to do business, and, to the extent applicable, is in good standing, in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Company Material Adverse Effect.

(b) Section 3.1(b) of the Company Disclosure Letter lists all of the Significant Subsidiaries of the Company.

(c) The copies of the Restated Certificate of Incorporation of the Company, as amended (the “Company Certificate”), and the Second Amended and Restated Bylaws of the Company, as amended (the “Company Bylaws,” and collectively with the Company Certificate, the “Company Organizational Documents”), made available to Parent are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 120,000,000 shares of Company Common Stock, and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of the close of business on April 3, 2022 (the “Capitalization Date”), (i) 49,854,708 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) 2,254,525 shares of Company Common Stock were held in treasury or by any Subsidiary of the Company, (iii) no shares of Company Preferred Stock were issued and outstanding, (iv) Company Options with respect to an aggregate of 618,987 shares of Company Common Stock were outstanding, (v) Company RSU Awards with respect to an aggregate of 650,368 shares of Company Common Stock were outstanding and (vi) Company MSU Awards with respect to which an aggregate of (A) 150,000 shares of Company Common Stock were outstanding, determined assuming target performance levels were achieved and (B) 450,000 shares of Company Common Stock were outstanding, determined assuming maximum performance levels were achieved. As of the close of business on April 3, 2022, an aggregate of 855,587 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans.

(b) Except as set forth above or in Section 3.2(b) of the Company Disclosure Letter, or as expressly permitted by Section 5.1(b) after the date of this Agreement, there are not any outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking, or obligating the Company or any of its Subsidiaries to make any payment based on or resulting from the value or price of Company Common Stock or of any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking. Except as set forth in Section 3.2(b) of the Company Disclosure Letter and except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (i) the payment of the exercise price of Company Options with Company Common Stock (including in connection with “net” exercises), (ii) Tax withholding in connection with the exercise of Company Options or vesting of Company RSU Awards or Company MSU Awards, and (iii) forfeitures of Company Options, Company RSU Awards or Company MSU Awards, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or Company Preferred Stock or the capital stock of any of its Subsidiaries.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth, with respect to each Company Stock Award that is outstanding as of the Capitalization Date: (i) the name of the holder of such Company Stock Award, (ii) the total number of shares of Company Common Stock that are subject to each Company Stock Award, (iii) the exercise price per share of Company Common Stock purchasable under Company Options, (iv) the grant date, and (v) the vesting schedule and current vesting status for such Company Stock Award.

(d) All outstanding shares of Company Common Stock have been, and all shares of Company Common Stock that may be issued upon the settlement or exercise (as applicable) of Company Stock Awards will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and will be fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

(e) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries, and all of such shares and equity interests are duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive rights in favor of any Person other than the Company or a direct or indirect wholly owned Subsidiary of the Company. No Subsidiary of the Company owns any shares of Company Common Stock.

(f) There are no existing and outstanding (i) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity or voting interests of the Company or any of its Subsidiaries or (ii) contractual obligations or agreements restricting the transfer of, requiring the registration for sale of, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or any similar rights with respect to any capital stock of the Company or capital stock of (or other equity or voting interest in) the Company’s Subsidiaries.

(g) Except as set forth in Section 3.2(g) of the Company Disclosure Letter, since the Capitalization Date through the date hereof, the Company has not (1) issued any Company Common Stock or other capital stock of the Company or incurred any obligation to make any payments to any Person based on the price or value of any Company Common Stock, other capital stock of the Company or any instrument issued pursuant to the Company Stock Plans, other than in connection with any awards made pursuant to the Company Stock Plans outstanding as of the close of business on the Capitalization Date in accordance with their terms, or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Common Stock or other capital stock of the Company. As of the date hereof, no dividends or similar distributions have accrued or been declared but are unpaid on any Company Common Stock or other capital stock of the Company, and the Company is not subject to any obligation (contingent or otherwise) to pay any dividend or otherwise to make any distribution or payment to any current or former holder of any Company Common Stock or other capital stock of the Company (in each case, other than with respect to dividends to be paid by any wholly owned Subsidiary of the Company to the Company).

(h) Except as set forth in Section 3.2(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity, other than a Subsidiary of the Company, which interest or investment is material to the Company and its Subsidiaries, taken as a whole.

Section 3.3 Corporate Authorization.

(a) Assuming the accuracy of the representations and warranties in Section 4.14, the Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Merger. Assuming the accuracy of the representations and warranties in Section 4.14, the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, including the Merger, have been duly and validly authorized by the Company Board of Directors and, other than as set forth in Section 3.3(b), no other corporate proceedings on the part of the Company or vote of the Company’s stockholders are necessary to authorize the consummation of the Transactions, including the Merger. The Company Board of Directors has unanimously (i) determined that the terms of the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interest of the Company and its stockholders to enter into, and adopted and declared advisable, this Agreement, (iii) approved the execution and delivery by the Company of this Agreement (including the “agreement of merger,” as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and agreements contained herein and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions contained herein and (iv) directed that the approval of the adoption of this Agreement be submitted to the holders of Company Common Stock, and (v) made the Company Board Recommendation.

(b) Assuming the accuracy of the representations and warranties in Section 4.14, the affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of Company capital stock that is necessary under the DGCL and the Company Certificate and Company Bylaws to adopt, approve or authorize this Agreement and to consummate the Transactions, including the Merger.

(c) This Agreement has been duly executed and delivered by the Company and, assuming the accuracy of the representations and warranties in Section 4.14 and assuming due power and authority of, and due execution and delivery by, Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a Proceeding in equity or at Law) (together, the “Bankruptcy and Equity Exception”).

Section 3.4 No Conflicts. Assuming the accuracy of the representations and warranties in Section 4.14, the execution and delivery of this Agreement by the Company do not and the consummation by the Company of the Transactions, including the Merger will not, assuming the Company Stockholder Approval is obtained in accordance with the DGCL, (a) conflict with or violate any provision of the Company Certificate or Company Bylaws or any of the similar Organizational Documents of any of its Subsidiaries or (b) assuming that the authorizations, consents and approvals referred to in Section 3.5 are obtained, (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien, other than any Permitted Liens, upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any Contract to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets are bound or affected or (ii) conflict with or violate any Laws applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (b), any such violation, conflict, loss, default, right or Lien that would not have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or otherwise prevent or materially delay the consummation of the Transactions, including the Merger.

Section 3.5 Governmental Approvals. Other than in connection with or in compliance with (a) the filing of the Certificate of Merger with the Delaware Secretary, (b) the filing with the SEC of a proxy statement to be mailed to the Company’s stockholders relating to the Company Stockholder Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”), (c) the Exchange Act, (d) the Securities Act, (e) applicable state securities, takeover and “blue sky” laws, (f) the rules and regulations of the Nasdaq Global Select Market (“Nasdaq”), (g) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and (h) such other authorizations, consents, Orders, licenses, Permits, approvals, registrations, declarations and notice filings, the failure of which to be obtained would not have a Company Material Adverse Effect or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions, including the Merger, no authorization, consent, Order, license, Permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary for the consummation by the Company of the Transactions, including the Merger.

Section 3.6 Company SEC Filings; Financial Statements; Controls.

(a) Since January 1, 2019, the Company has filed or furnished (as applicable) with the SEC all reports, schedules, forms, statements and other documents (in each case, including all exhibits and schedules thereto and documents incorporated by reference therein) required to be filed or furnished prior to the date hereof by it. As of their respective dates or, if amended prior to the date of this Agreement, as of the date of the last such amendment, the Company SEC Documents (i) were prepared in all material respects in accordance with the requirements of the Exchange Act or the Securities Act, as the case may be, and the applicable rules and regulations promulgated thereunder, applicable to such Company SEC Documents and (ii) did not, at the time they were filed, or, if amended or superseded prior to the date of this Agreement, as of the date of such subsequent filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received by the Company or any of its Subsidiaries from the SEC or its staff. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

(c) The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and Rule 15d-15 under the Exchange Act) substantially as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. The Company has disclosed based on its most recently completed evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement to the Company’s auditors and the audit committee of the Company Board of Directors (i) any “significant deficiencies” and “material weaknesses” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The terms “significant deficiencies” and “material weaknesses” have the meanings assigned to such terms in Rule 12b-2 of the Exchange Act.

(d) The consolidated financial statements (including all related notes thereto) of the Company included in the Company SEC Documents (if amended, as of the date of the last such amendment filed prior to the date of this Agreement) (the “Company SEC Financial Statements”) comply in all material respects as to form with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company SEC Financial Statements fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to the absence of information or notes not required by GAAP to be included in interim financial statements), all in conformity with GAAP (except as permitted by Regulation S-X or, with respect to pro forma information, subject to the qualifications stated therein) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.7 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any nature, whether accrued, contingent, absolute or otherwise, in each case, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries other than: (a) liabilities or obligations reflected or reserved against in the Company’s audited consolidated balance sheet as of December 31, 2021 included in the Company SEC Documents (including the notes thereto), (b) liabilities or obligations that were incurred since December 31, 2021 in the ordinary course of business, (c) liabilities or obligations relating to or arising under any Contract to which the Company or any of its Subsidiaries is a party (other than to the extent arising from a breach thereof by the Company or such Subsidiary of the Company), (d) liabilities or obligations which would not have a Company Material Adverse Effect, and (e) liabilities or obligations arising or incurred in connection with this Agreement and the Transactions, including the Merger. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company SEC Documents.

Section 3.8 Absence of Certain Changes or Events. Since December 31, 2021 through the date hereof, except (a) in connection with modifications, suspensions or alterations of operations resulting from, or determined by the Company and its Subsidiaries to be advisable in response to, COVID-19 and COVID-19 Measures, and (b) for liabilities or obligations incurred in connection with, or permitted or contemplated by, this Agreement and the Transactions, including the Merger, (i) the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any event, change, effect, development or occurrence that would have a Company Material Adverse Effect.

Section 3.9 Compliance with Laws; Permits. Other than those violations or allegations that would not have a Company Material Adverse Effect, the Company and its Subsidiaries are not in violation of, and since December 31, 2019 have not violated, any Laws or Orders applicable to the Company, any of its Subsidiaries or any assets owned or used by any of them. Each of the Company and its Subsidiaries have all required governmental licenses, permits, Healthcare Permits, certificates, approvals and authorizations of a Governmental Entity (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit would not have a Company Material Adverse Effect. To the Knowledge of the Company, since December 31, 2019, none of the Company or its Subsidiaries has received written notice from any Governmental Entity with respect to any default or violation of any Law applicable to the Company or any of its Subsidiaries, except for any such defaults or violations that would not have a Company Material Adverse Effect.

Section 3.10 Litigation. Except as set forth on Section 3.10 of the Company Disclosure Letter, as of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of the Company, threatened in writing, by or against the Company or any of its Subsidiaries or any present or former officer, director, manager or employee of the Company or any of its Subsidiaries (in such individuals’ capacity as such), which would have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the Transactions, including the Merger. As of the date of this Agreement, there is no Order outstanding against the Company or any of its Subsidiaries which would have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the Transactions, including the Merger. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened in writing seeking to prevent, enjoin, modify, materially delay or challenge the Merger or any of the other Transactions.

Section 3.11 Information Supplied. The Proxy Statement will comply in all material respects with the applicable requirements of the Exchange Act and any other applicable federal securities Laws. The Proxy Statement will not, at the time the Proxy Statement (and any amendment or supplement thereto) is mailed to the stockholders of the Company, or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The representations and warranties in this Section 3.11 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied to the Company by Parent or Merger Sub for use or inclusion therein.

Section 3.12 Taxes.

(a) Except as would not have a Company Material Adverse Effect:

(i) All Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been duly filed when due (including extensions) in accordance with all applicable Laws, and all such Tax Returns are true, correct and complete.

(ii) Each of the Company and its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Taxing Authority all Taxes required to be paid or withheld and remitted by them, or where payment is being contested in good faith pursuant to appropriate procedures, has established an adequate reserve in accordance with GAAP reflected in the most recent financial statements contained in the Company SEC Documents filed prior to the date hereof.

(iii) There is no Proceeding pending or, to the Knowledge of the Company, threatened in writing, against or with respect to the Company or any of its Subsidiaries in respect of any Tax.

(iv) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(v) Neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment or collection of, any Tax.

(vi) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to be governed by Section 355 or 361 of the Code in the two (2) years prior to the date of this Agreement.

(vii) Neither the Company nor any of its Subsidiaries is liable for Taxes of any Person (other than the Company and its Subsidiaries) as a result of being (i) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member, (ii) a transferee or successor of such Person or (iii) a party to a Tax sharing, Tax allocation or Tax indemnity agreement or arrangement with such Person, other than such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business and other customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes.

(viii) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(b) This Section 3.12 and the Tax-related representations and warranties contained in Section 3.13 contain the sole and exclusive representations and warranties of the Company regarding Tax matters, liabilities or obligations or compliance with Laws relating thereto.

Section 3.13 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth as of the date of this Agreement a list of Company Benefit Plans, including all Company Benefit Plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). With respect to each material Company Benefit Plan, the Company has made available to Parent a true and complete copy of such written Company Benefit Plan and, to the extent applicable, (i) all material trust agreements, insurance contracts or other funding arrangements, (ii) the most recent actuarial and trust reports for both ERISA funding and financial statement purposes, (iii) the most recent Form 5500 with all attachments filed with the Internal Revenue Service (“IRS”) or the Department of Labor, (iv) the most recent IRS determination letter (or opinion letter upon which the Company is entitled to rely), and (v) all material current summary plan descriptions. “Company Benefit Plans” means each employee benefit plan, scheme, program, policy, arrangement and contract (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, and any bonus, commission, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, individual consulting, termination, retention, bonus, change in control or severance agreement, plan, program, policy, arrangement or contract) under which any current or former director, officer or employee of the Company or any of its Subsidiaries has any present or future right to benefits, that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries has any obligation to maintain, sponsor or contribute, or with respect to which the Company or any of its Subsidiaries would incur any direct or indirect liability.

(b) Each Company Benefit Plan has been administered and operated in accordance with its terms and with applicable Law, except as would not have a Company Material Adverse Effect.

(c) No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, in each instance, which would have a Company Material Adverse Effect. As used in this Agreement, “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 4001(b) of ERISA.

(d) There are no pending actions or claims with respect to any of the Company Benefit Plans by any employee or otherwise involving any such plan or the assets of any such plan (other than routine claims for benefits), except as would not have a Company Material Adverse Effect.

(e) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or is a “multiple employer plan” within the meaning of Sections 4063 or 4064 of ERISA. Neither the Company nor any of its Subsidiaries has at any time during the last six (6) years contributed to or been obligated to contribute to any such type of plan.

(f) Except as set forth on Section 3.13(f) of the Company Disclosure Letter, and except as provided in this Agreement or as required by applicable Law, the consummation of the Transactions, including the Merger will not (i) entitle any current or former director, officer, employee or other service provider of the Company or of any of its Subsidiaries to severance or separation pay or any similar payment or increase in any such payment under any Company Benefit Plan, (ii) result in any payment becoming due, result in any funding (through a grantor trust or otherwise) of any compensation or benefits, or accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer, employee or other service provider, under any Company Benefit Plan, or (iii) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan.

(g) No amount under any such Company Benefit Plan has been or is expected to be subject to any material interest or additional material Taxes imposed under Section 409A of the Code.

(h) No payment or benefit which could be made with respect to any current or former director, officer, employee or other service provider of the Company or of any of its Subsidiaries who is a “disqualified individual” (as defined in Section 280G of the Code and the regulations thereunder) could be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code, excluding the effect of any binding arrangement entered into by any Parent Related Party with any disqualified individual after the date hereof.

(i) There is no Contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is bound to provide a gross-up or otherwise reimburse any current or former director, officer, employee or other service provider of the Company or of any of its Subsidiaries for Taxes, including pursuant to Sections 409A or 4999 of the Code.

Section 3.14 Material Contracts.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract that is:

(i) a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 or any Company SEC Document filed after the date of such Form 10-K until the date of this Agreement;

(ii) a Contract relating to the supply, distribution, delivery or marketing of products or services by the Company or its Subsidiaries that involved payments to the Company and its Subsidiaries in excess of $5,000,000 during the twelve (12) months prior to the date of this Agreement, in each case other than purchase orders or other Contracts entered into in the ordinary course of business;

(iii) a Contract pursuant to which the Company or any of its Subsidiaries has purchased during the twelve (12) months prior to the date of this Agreement goods or services that involved payments by the Company and its Subsidiaries in excess of $1,000,000 during such period, in each case other than purchase orders and other Contracts entered into in the ordinary course of business;

(iv) a Contract that is a license, royalty or similar Contract with respect to Intellectual Property (other than generally commercially available “off-the-shelf” software programs) that involved payments by or to the Company and its Subsidiaries in excess of $1,000,000 during the twelve (12) months prior to the date of this Agreement;

(v) a joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any material joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(vi) a mortgage, indenture, guarantee, loan, or credit agreement, security agreement, or other Contracts, in each case relating to Indebtedness for borrowed money, whether as borrower or lender, in each case with an outstanding principal balance as of the date of this Agreement in excess of $2,000,000, other than (A) accounts receivable and accounts payable in the ordinary course of business and (B) intercompany loans owed by the Company or any direct or indirect wholly owned Subsidiary of the Company to any other direct or indirect wholly owned Subsidiary of the Company, or by any direct or indirect wholly owned Subsidiary to the Company;

(vii) a Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any Person, (A) for aggregate consideration in excess of $5,000,000 that was entered into after December 31, 2019, or (B) pursuant to which any earn-out or other deferred or contingent payment obligations remain outstanding;

(viii) a Contract that is a settlement, conciliation or similar agreement with any Governmental Entity or pursuant to which the Company or any of its Subsidiaries will have any material outstanding obligation after the date of this Agreement; or

(ix) a Contract that requires the Company or any of its Subsidiaries to provide goods or services (or to act in any manner) on an exclusive basis, or containing “most favored nation” provisions or a covenant that materially limits the right of the Company or any of its Subsidiaries to engage or compete in any line of business.

Each Contract of the type described in this Section 3.14(a), whether or not set forth in Section 3.14(a) of the Company Disclosure Letter and whether or not entered into on or prior to the date of this Agreement, is referred to herein as a “Company Material Contract.”

(b) Except as would not have a Company Material Adverse Effect, (i) each Company Material Contract is valid, binding and in full force and effect with respect to the Company and any of its Subsidiaries to the extent a party thereto and, to the Knowledge of the Company, each other party thereto, in each case, subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries is in breach of or default under any Company Material Contract and, to the Knowledge of the Company, no other party to a Company Material Contract is in breach of or default under any such Company Material Contract, and (iii) the Company represents and warrants as to the matters set forth in Section 3.14(b)(iii) of the Company Disclosure Letter.

(c) Except as set forth in Section 3.14(c) of the Company Disclosure Letter, complete and correct copies of each Company Material Contract (other than any immaterial omissions), as amended and supplemented, have been filed with the SEC or made available by the Company to Parent, in each case prior to the date hereof.

Section 3.15 Intellectual Property.

(a) Except as would not have a Company Material Adverse Effect, the Company or a Subsidiary of the Company exclusively owns all Company Intellectual Property, and is licensed or otherwise possesses adequate rights to use all other Intellectual Property used in connection with or necessary for the business of the Company and its Subsidiaries as currently conducted, in each case, free and clear of all Liens, other than Permitted Liens.

(b) Except as set forth on Section 3.15(b) of the Company Disclosure Letter and except as would not have a Company Material Adverse Effect, (i) to the Knowledge of the Company, the conduct of the business conducted by the Company and its Subsidiaries does not infringe, misappropriate, or otherwise violate, and since December 31, 2019, has not infringed, misappropriated, or otherwise violated, any Person’s Intellectual Property, and there is no such claim pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries; and (ii) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property and no such claims are pending or threatened against any Person by the Company or its Subsidiaries.

(c) Section 3.15(c) of the Company Disclosure Letter contains for the Company Intellectual Property an accurate and complete list of the patents, pending patent applications, registered copyrights, pending copyright registrations, registered trademarks, and pending applications for registration of trademarks owned by the Company or any of its Subsidiaries (referred to collectively as the “Company Registered Intellectual Property”), and all of which are, to the Knowledge of the Company, valid and enforceable. No registrations or applications for Company Registered Intellectual Property have expired or been cancelled or abandoned, except (i) in accordance with the expiration of the term of such rights, (ii) intentional cancellations and abandonments in the ordinary course of business, or (iii) as would not have a Company Material Adverse Effect.

(d) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of the trade secrets of the Company and its Subsidiaries.

(e) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries maintain and enforce commercially reasonable policies, procedures and rules regarding data privacy, protection and security as required under applicable Laws, and (ii) the Company and its Subsidiaries are, and at all times since December 31, 2019 have been, in compliance with all Data Security Requirements. To the Knowledge of the Company, since December 31, 2019, there have been no (A) actual incidents of security breaches or unauthorized access or use of any of the IT Assets or trade secrets of the Company or any of its Subsidiaries or (B) actual unauthorized access to or collection, use, processing, storage, sharing, distribution, transfer, disclosure, destruction or disposal of any such trade secrets or other confidential information, in each case except as would not have a Company Material Adverse Effect.

Section 3.16 Properties. Neither the Company nor any of its Subsidiaries owns any real property in fee simple. Each Leased Real Property is disclosed in Section 3.16 of the Company Disclosure Letter. Except as would not have a Company Material Adverse Effect, with respect to each Leased Real Property that is material to the business operations of the Company and its Subsidiaries, taken as a whole: (i) each lease for the Leased Real Property is valid, binding and in full force and effect with respect to the Company and any of its Subsidiaries to the extent a party thereto and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception and (ii) neither the Company nor any of its Subsidiaries is in breach of or default under any lease with respect to Leased Real Property, and, to the Knowledge of the Company, no other party is in breach of or default under any lease with respect to Leased Real Property.

Section 3.17 Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are, and have been since December 31, 2019, in compliance with all applicable Environmental Laws, including possessing and complying with all Permits required for their respective ownership and operations under applicable Environmental Laws;

(b) There is no Proceeding pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries under or pursuant to any Environmental Law. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Person, including any Governmental Entity, alleging that the Company or such Subsidiary has been or is in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any of its Subsidiaries is a party or subject to any administrative or judicial Order pursuant to any Environmental Law; and

(c) To the Knowledge of the Company, with respect to any real property that is currently or was formerly owned or leased, as the case may be, by the Company or its Subsidiaries, there have been no releases, spills or discharges of Hazardous Substances on or underneath any of such real property that would be reasonably likely to result in a liability or obligation on the part of the Company or any of its Subsidiaries.

(d) The representations and warranties contained in this Section 3.17 constitute the sole and exclusive representations and warranties of the Company regarding compliance with or liability under Environmental Laws.

Section 3.18 Insurance. Except as would not have a Company Material Adverse Effect, (a) the Company and its Subsidiaries maintain insurance policies that, together with adequately capitalized self-insured or retention arrangements, provide coverage in such amounts and with respect to such risks and losses as is customary for the industries in which the Company and its Subsidiaries operate and that management of the Company has in good faith determined to be adequate for the respective businesses and operations of the Company and its Subsidiaries, (b) each such insurance policy is in full force and effect, and (c) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums) under any such policy. Section 3.18 of the Company Disclosure Letter contains a list of the material insurance policies maintained by the Company in effect as of the date hereof.

Section 3.19 Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract covering employees in the United States. Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Laws relating to employment and employment practices, (ii) neither the Company nor its Subsidiaries are the subject of any Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, nor, to the Knowledge of the Company, is any such Proceeding threatened, and (iii) as of the date of this Agreement, there is no work stoppage, labor strike or lockout by the employees of the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened.

(b) The Company and its Subsidiaries have reasonably investigated all sexual harassment, or other discrimination or retaliation allegations reported in accordance with the Company and its Subsidiaries’ policies. With respect to each such allegation reported in good faith, the Company or its applicable Subsidiary has taken prompt corrective action that is reasonably calculated to prevent further improper conduct as necessary. Neither the Company nor its Subsidiaries reasonably expects any material liability with respect to any such allegations.

Section 3.20 Compliance with Health Care Laws.

(a) Each of the Company and its Subsidiaries is, and at all times since December 31, 2019, has been, in compliance with all applicable Healthcare Laws, except for any failure to so comply that would not have a Company Material Adverse Effect.

(b) Since December 31, 2019, neither the Company nor any of its Subsidiaries has received any written notice or communication from any Person commencing or threatening any Action alleging any noncompliance by, or liability of, the Company or its Subsidiaries under any Healthcare Law that would be material to the Company and its Subsidiaries, taken as a whole. There are no Actions pending, or to the Knowledge of the Company, threatened against the Company or its Subsidiaries alleging any violation of any applicable Healthcare Law, except for any failure to so comply that would not have a Company Material Adverse Effect. None of the Company, the Subsidiaries, or their respective directors, executive officers, managers, managing employees (as such term is defined in 42 U.S.C. § 1320a-5(b)), or, to the Knowledge of the Company, employees, agents, vendors, or independent contractors is or has been since December 1, 2019; (i) debarred, suspended, or excluded from participation in any “Federal Health Care Program,” as defined at 42 USC §1320a-7b(f); (ii) subject to a civil monetary penalty assessed under Section 1128A of the Social Security Act, sanctioned, indicted or convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegation of violation of any Governmental Health Program Law; (iii) listed on the General Services Administration’s published list of parties excluded from federal procurement programs and non-procurement programs; (iv) designated a Specially Designated National or Blocked Person by the Office of Foreign Assets Control of the U.S. Department of Treasury; or (v) subject to any other Governmental Entity debarment, exclusion or sanction list or database.

(c) Except as would not have a Company Material Adverse Effect, since December 31, 2019, each of the Company and its Subsidiaries has at all times been in compliance with HIPAA, and has implemented written policies and procedures, as well as other administrative, physical and technical safeguards, that comply with HIPAA. Neither the Company nor its Subsidiaries has received any notice of, and there is no Action pending or threatened with respect to, any alleged “breach” by the Company or its Subsidiaries or their “workforce.” Since December 31, 2019, no “breach” by the Company, its Subsidiaries, or their “workforce,” or successful “security incident,” has occurred with respect to Protected Health Information (as defined by HIPAA) in the possession or under the control of the Company or its

Subsidiaries, their “workforce” or, to the Knowledge of the Company, their “business associates,” with respect to Protected Health Information held by such business associates on behalf of the Company or its Subsidiaries, that requires notification to the United States Secretary of Health and Human Services under 45 C.F.R. § 164.408(b). Each of the Company and its Subsidiaries has undertaken an enterprise-wide security risk analysis, has implemented risk management activities required by HIPAA, and has implemented appropriate corrective action to address all material vulnerabilities identified through such risk analyses, except as would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has written, signed, and HIPAA-compliant business associate agreements, when required. All quoted terms in this section shall have the meaning ascribed to them in HIPAA.

(d) Each of the Company, and its Subsidiaries maintains a compliance program having the elements of an effective corporate compliance and ethics program. Except as would not have a Company Material Adverse Effect, there are no material outstanding compliance complaints or reports, ongoing internal compliance investigations, or outstanding compliance corrective actions.

Section 3.21 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.14, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) (each, a “Takeover Statute”), or any comparable anti-takeover provision of the Company Certificate or Company Bylaws, is applicable to this Agreement or the Transactions, including the Merger.

Section 3.22 Brokers and Finders’ Fees. Except for the fees and expenses payable to Lazard Frères & Co. LLC (“Lazard”) as set forth on Section 3.22 of the Company Disclosure Schedule, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has delivered to Parent a complete, correct and unredacted copy of its engagement letter between the Company and Lazard entered into in connection with the Merger, as in effect on the date hereof.

Section 3.23 Opinion of Financial Advisor. The Company Board of Directors has received an opinion from Lazard to the effect that, as of the date of this Agreement and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Transaction Consideration to be paid to holders of Company Common Stock (other than shares of Company Common Stock held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock and shares of Company Common Stock held in the treasury of the Company or owned by any direct or indirect wholly-owned Subsidiary of the Company, Parent or any direct or indirect wholly-owned subsidiary of Parent, in each case at the Effective Time) in the Transaction is fair, from a financial point of view, to such holders, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.24 International Trade and Anti-Corruption. Except as would not have a Company Material Adverse Effect or where the conduct at issue does not pertain to the business of the Company:

(a) Neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, employees or agents is currently or has since January 1, 2019 been: (i) a Sanctioned Person; (ii) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in or for the benefit of any Sanctioned Country in a manner that would violate applicable Sanctions and Export Control Laws; or (iii) otherwise in violation of any applicable Sanctions and Export Control Laws or U.S. antiboycott requirements (“Trade Controls”).

(b) Neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, employees or agents, has since January 1, 2019 violated or is currently violating any Anti-Corruption Laws.

(c) Neither the Company nor its Subsidiaries is or has been since January 1, 2019 the subject of any Action regarding any offense or alleged offense under Trade Controls or Anti-Corruption Laws, and no such Action is pending and, to the Knowledge of the Company, none is threatened.

Section 3.25 Related Party Transactions. As of the date hereof, except as disclosed in the Company SEC Documents, no relationship exists that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 3.26 No Other Representations and Warranties; Disclaimers. Except for the representations and warranties expressly contained in ARTICLE IV, the Company agrees and acknowledges that none of Parent, Merger Sub or any Person on behalf of Parent or Merger Sub is making or has made, and the Company hereby agrees it is not relying upon, any other express or implied representation or warranty or statement (including with respect to the accuracy or completeness thereof) with respect to Parent, Merger Sub, any of their respective Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or with respect to any other information provided or made available to the Company in connection with the Transactions, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information. The provisions of this Section 3.26 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Person contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that (a) disclosure of any item in any section of this Agreement or any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Parent Disclosure Letter to which the relevance of such disclosure is reasonably apparent on its face, and (b) the mere inclusion of an item in such Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission (i) of the materiality of such item, or (ii) of any non-compliance with, or violation or breach of, any Contract, any other third party rights (including any Intellectual Property rights) or any Law or Order, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein and/or disclosing information required to be disclosed pursuant to this Agreement), and whether or not any particular representation or warranty refers to or excepts therefrom any specific section or subsection of the Parent Disclosure Letter, Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Corporate Organization.

(a) Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority as would not have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly licensed, qualified or otherwise authorized to do business and, to the extent applicable, is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Parent Material Adverse Effect.

(b) The copies of the certificate of incorporation of Parent (the “Parent Certificate”) and the bylaws of Parent (the “Parent Bylaws”) made available to the Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The copies of the certificate of incorporation of Merger Sub (the “Merger Sub Certificate”) and the bylaws of Merger Sub (the “Merger Sub Bylaws”) made available to the Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

Section 4.2 Corporate Authorization. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Merger. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by each of them of the Transactions, including the Merger have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and, except for the approval and adoption of this Agreement by Parent, in its capacity as sole stockholder of Merger Sub, and as set forth in Section 4.4, no other corporate actions on the part of Parent or Merger Sub are necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the Transactions, including the Merger, subject, in the case of the consummation of the Merger, to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. The board of directors of Parent has approved this Agreement and the Transactions, including the Merger, and the performance by it of its covenants and agreements contained herein. The board of directors of Merger Sub has unanimously (i) determined that the terms of the Transactions, including the Merger are fair to, and in the best interests of, Merger Sub and its stockholder, (ii) determined that it is in the best interest of Merger Sub to enter into, and approved, adopted and declared advisable, this Agreement, (iii) approved the execution and delivery, by Merger Sub, of this Agreement (including the “agreement of merger,” as such term is used in Section 251 of the DGCL), the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions contained herein and (iv) resolved to recommend that Parent, as the sole stockholder of Merger Sub, approve the adoption of this Agreement and the Transactions, including the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.3 No Conflicts. The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Transactions, including the Merger will not, (a) conflict with or violate any provision of the Parent Certificate, Parent Bylaws, Merger Sub Certificate or Merger Sub Bylaws or (b) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained, (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien, other than any Permitted Liens, upon any of the respective properties or assets of Parent or Merger Sub under, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets are bound or affected or (ii) conflict with or violate any Laws applicable to Parent or Merger Sub or any of their respective properties or assets, other than, in the case of clause (b), any such violation, conflict, loss, default, right or Lien that would not have a Parent Material Adverse Effect or materially impair the ability of Parent or Merger Sub to perform its obligations hereunder or otherwise prevent or materially delay the consummation of the Transactions, including the Merger.

Section 4.4 Governmental Approvals. Other than in connection with or in compliance with (a) the filing of the Certificate of Merger with the Delaware Secretary, (b) the Exchange Act, (c) the Securities Act, (d) applicable state securities, takeover and “blue sky” Laws, (e) the HSR Act, and (f) such other authorizations, consents, Orders, licenses, Permits, approvals, registrations, declarations and notice filings, the failure of which to be obtained would have a Parent Material Adverse Effect, no authorization, consent, Order, license, Permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary for the consummation by Parent or Merger Sub of the Transactions, including the Merger.

Section 4.5 Compliance with Laws. Other than those violations or allegations that would not have a Parent Material Adverse Effect, none of Parent, Merger Sub or any of their respective Subsidiaries are in violation of, or since December 31, 2019 have violated, any Laws or Orders applicable to Parent, Merger Sub or any of their respective Subsidiaries, or any assets owned or used by any of them.

Section 4.6 Litigation. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of Parent, threatened in writing, against Parent, Merger Sub or any of their respective Subsidiaries before any Governmental Entity, which would have a Parent Material Adverse Effect. As of the date of this Agreement, there is no Order outstanding against Parent, Merger Sub or any of their respective Subsidiaries which would have a Parent Material Adverse Effect.

Section 4.7 Operations of Merger Sub. Merger Sub is a wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, including the Merger, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

Section 4.8 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the Parent Certificate or Parent Bylaws in order for Parent to consummate the Transactions, including the Merger.

Section 4.9 Information Supplied. The information supplied by Parent for use or inclusion in the Proxy Statement will not, at the time the Proxy Statement (and any amendment or supplement thereto) is mailed to the stockholders of the Company, or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.10 Brokers and Finders’ Fees. Except for fees and expenses of which will be paid exclusively by Parent or Merger Sub, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions, including the Merger based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.11 Financial Capacity. Parent has delivered to the Company true and complete copies of the executed Equity Commitment Letter and the executed Debt Commitment Letter. Neither of the Commitment Letters has been amended or modified prior to the execution of this Agreement. The aggregate proceeds of the Debt Financing and the Equity Financing, along with the Company Cash on Hand, will be sufficient to fund (i) the payment of the aggregate Transaction Consideration for the acquisition or conversion of all shares of Company Common Stock pursuant to the Merger (assuming no Dissenting Shares) and all consideration payable pursuant to this Agreement in respect of Company Stock Awards, and (ii) the payment of all fees and expenses required to be paid by Parent or Merger Sub at Closing in connection with the Transactions (such amount, the “Required Funding Amount”). As of the date hereof, the commitments contained in the Commitment Letters have not been withdrawn, modified or rescinded in any respect. The Commitment Letters are in full force and effect against Parent and, to the knowledge of Parent, each other party thereto and represent valid, binding and enforceable obligations of Parent and, to the knowledge of Parent, each other party thereto (subject to the Bankruptcy and Equity Exception). Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Sections 6.1 and 6.2, no event has occurred of which Parent is aware that, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or any other party thereto under any term of the Commitment Letters that would reasonably be expected to materially impair or adversely affect the Debt Financing and the timely receipt of the proceeds thereof. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Sections 6.1 and 6.2, Parent has no reason to believe that it or any other party to the Commitment Letters will be unable to satisfy on a timely basis any applicable Financing Condition or to satisfy their respective obligations under the Commitment Letters. Except as set forth in each Commitment Letter, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing other than the applicable Financing Conditions. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Sections 6.1 and 6.2, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied or (ii) the Financing will not be made available in full to Parent on the Closing Date. Parent and Merger Sub expressly agree and acknowledge that their obligations hereunder, including Parent’s and Merger Sub’s obligations to consummate the Merger, are not subject to, or conditioned on, Parent’s or Merger Sub’s receipt of any financing.

Section 4.12 Solvency. None of Parent, Merger Sub or the Guarantors is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, any Guarantor or any of their respective Subsidiaries (which, for purposes of this Section 4.12, shall include the Company and its Subsidiaries). Each of Parent and Merger Sub is Solvent as of the date hereof and assuming (a) the representations and warranties in ARTICLE III are true and correct in all respects, and (b) the Company and its Subsidiaries, taken as a whole, are Solvent immediately prior to the Effective Time, each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, including the Financing, and any alternative financing, be Solvent at and immediately after the Effective Time. As used in this Section 4.12, the term “Solvent” means, with respect to a particular date, that on such date, (a) Parent and Merger Sub, and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries, each are able to pay their respective indebtedness and other liabilities, contingent or otherwise, as the indebtedness and other liabilities become due in the usual course of business, (b) each of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries have total assets not less than the sum of such entity’s total liabilities and (c) each of Parent and Merger Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.12, the amount of any contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

Section 4.13 Absence of Certain Agreements. There are no Contracts (whether oral or written) or commitments to enter into Contracts (whether oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company’s Board of Directors, on the other hand, as of the date hereof that relate to the Company, any of the Company’s Subsidiaries or the transactions contemplated hereby, including the Merger, or (b) as of the date hereof pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Transaction Consideration or pursuant to which any shareholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Company Superior Proposal.

Section 4.14 No Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries (including Merger Sub) nor any of Parent’s “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL and in Article TENTH of the Company Certificate), currently, or at any time in the three (3) years prior to the date of this Agreement, (a) beneficially owns or owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of the Company, (b) has or had any rights to acquire any shares of Company Common Stock except pursuant to this Agreement, and (c) is or was an “interested stockholder” of the Company (as such term is defined in Section 203 of the DGCL and Article TENTH of the Company Certificate). There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries (including Merger Sub) is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 4.15 Investment Intention; Acknowledgement and Sophistication.

(a) Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation will not be registered under the Securities Act or any Blue Sky Laws and cannot be sold unless subsequently registered under the Securities Act, any applicable Blue Sky Laws or pursuant to an exemption from any such registration.

(b) Parent hereby represents and warrants that Parent is directed by Persons who are sophisticated as contemplated by Rule 506(b)(2)(ii) promulgated under the Securities Act and that Parent has such knowledge and experience in financial and business matters that Parent is capable of evaluating the merits and risks of the transactions contemplated hereby, including the Merger.

Section 4.16 No Other Representations and Warranties; Disclaimers .

(a) Each of Parent and Merger Sub acknowledges and agrees that it (i) has had the opportunity to meet with the management of the Company and to discuss the business, assets and liabilities of the Company and its Subsidiaries, (ii) has had access to such books and records, facilities, equipment, contracts and other assets of the Company and its Subsidiaries which it and its Affiliates and Representatives have desired or requested to review, (iii) has had access to the data room maintained by the Company for purposes of the Transactions, (iv) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, and (v) has conducted to its satisfaction its own independent investigation of the Company and its Subsidiaries, their respective businesses, assets and liabilities and the Transactions and, in making its determination to proceed with the Transactions, including the Merger, each of Parent and Merger Sub has relied on the results of its own independent investigation.

(b) Except for the representations and warranties expressly contained in ARTICLE III, each of Parent and Merger Sub agrees and acknowledges that neither the Company nor any Person on behalf of the Company is making or has made, and each of Parent and Merger Sub hereby agrees it is not relying upon, any other express or implied representation or warranty or statement (including with respect to the accuracy or completeness thereof) with respect to the Company, any of its Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or with respect to any other information provided or made available to Parent or Merger Sub in connection with the Transactions, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information. The provisions of this Section 4.16 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each shall be enforceable by each Person contemplated hereby.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) During the period from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (1) as may be prohibited or required by applicable Law or by a Governmental Entity, (2) for any actions taken in good faith that the Company determines are necessary or advisable in response to COVID-19 or COVID-19 Measures, (3) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (4) as may be required or expressly permitted (but for this Section 5.1) by this Agreement or (5) as set forth in Section 5.1 of the Company Disclosure Letter, the Company shall use commercially reasonable efforts to conduct the businesses of the Company and its Subsidiaries in the ordinary course, and to the extent consistent therewith, the Company shall use commercially reasonable efforts to preserve in all material respects its existing relationships with key customers, suppliers, and other Persons with which it has material business relations; provided, however, that no failure by the Company or any of its Subsidiaries to take any action prohibited by any provision of Section 5.1(b) shall constitute a breach under this Section 5.1(a).

(b) During the period from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (1) as may be required by applicable Law, (2) for any actions taken in good faith that the Company determines are necessary or advisable in response to COVID-19 or COVID-19 Measures (provided, that such exception shall not apply to subsections (i), (ii), (iii), (iv), (v) or (viii) below), (3) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (4) as may be required or expressly permitted by this Agreement, or (5) as set forth in Section 5.1(b) of the Company Disclosure Letter, the Company and its Subsidiaries shall not:

(i) (x) amend or otherwise change the Company Organizational Documents or (y) amend or otherwise change the Organizational Documents of the Company’s Subsidiaries (in any material respect);

(ii) (A) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock, except for dividends or distributions by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other direct or indirect wholly owned Subsidiary of the Company, (B) adjust, split, combine, subdivide or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including any Company Stock Awards, warrants or any similar security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock, except with respect to the capital stock or securities of any direct or indirect wholly owned Subsidiary, in connection with transactions among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries, or (C) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries, or any other Company Stock Awards or equity interests or any rights, warrants or options to acquire any such shares or interests, except (1) for repurchases of shares of Company Common Stock in an aggregate amount not to exceed the amount set forth in Section 5.1(b)(ii) of the Company Disclosure Letter, (2) for acquisitions, or deemed acquisitions, of shares of Company Common Stock or other equity securities of the Company in connection with forfeitures of Company Stock Awards, the exercise of Company Options or in connection with the vesting or settlement of Company MSU Awards or Company RSU Awards (including in satisfaction of any amounts required to be deducted or withheld under applicable Law), in each case outstanding as of the date of this Agreement or awarded after the date of this Agreement in accordance with the terms of this Agreement, or (3) with respect to the capital stock or securities of any Subsidiary, in connection with transactions among the Company and one or more of its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries;

(iii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any Company Stock Awards, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security), except for (A) the issuance of shares of Company Common Stock pursuant to Contracts (other than any Contract governing Company Stock Awards) in effect prior to the execution and delivery of this Agreement, (B) the issuance of shares of Company Common Stock in connection with the exercise of Company Options or the vesting or settlement of Company MSU Awards or Company RSU Awards in each case outstanding as of the date of this Agreement or awarded after the date of this Agreement in accordance with clause (C) below, (C) the grant of Company Stock Awards to employees of the Company or any of the Company’s Subsidiaries in the ordinary course of business consistent with past practice, provided that such grants, together with any grants under clause (D) below, shall not exceed the aggregate amount set forth in, or be inconsistent with, Section 5.1(b)(iii) of the Company Disclosure Letter, (D) the grant of equity awards to new hires in the ordinary course of business consistent with past practice, provided that such grants, together with any grants under clause (C) above, shall not exceed the aggregate amount set forth in, or be inconsistent with, Section 5.1(b)(iii) of the Company Disclosure Letter, (E) issuances by a wholly owned Subsidiary of the Company of capital stock to such Subsidiary’s parent, the Company or another wholly owned Subsidiary of the Company, (F) Liens granted by the Company and its Subsidiaries in connection with the Credit Agreement, or (G) any issuance, sale or other disposition of capital stock or other securities of any Subsidiary of the Company to the Company or another Subsidiary of the Company (other than with respect to Company Stock Awards);

(iv) (A) sell, assign, lease, license, abandon or permit to lapse, transfer or otherwise dispose of any Company Intellectual Property that is material to the Company and its Subsidiaries taken as a whole, other than the expiration of Intellectual Property at the end of its statutory term; (B) disclose any trade secrets (including source code) that is material to the Company and its Subsidiaries taken as a whole, other than pursuant to a written non-disclosure agreement entered into in the ordinary course of business;

(v) (A) merge or consolidate with any other Person, or (B) acquire any material assets from or make a material investment in (whether through the acquisition of stock, assets or otherwise) any other Person (excluding Subsidiaries of the Company), except in any such case for (1) acquisitions of inventory, equipment and other assets in the ordinary course of business, (2) any such merger, consolidation, acquisition or investment where the consideration is not in excess of $5,000,000 individually or $10,000,000 in the aggregate, or (3) any capital expenditures permitted by Section 5.1(b)(vii);

(vi) sell, lease, license, subject to a material Lien, except for a Permitted Lien or Liens granted by the Company and its Subsidiaries in connection with the Credit Agreement, or otherwise dispose of any material assets, product lines or businesses of the Company or any of its Subsidiaries (including capital stock or other equity interests of any Subsidiary), except (A) pursuant to Contracts in effect prior to the execution and delivery of this Agreement and ordinary course renewals thereof, (B) any such transaction involving assets of the Company or any of its Subsidiaries with a fair market value not in excess of $2,000,000 individually or $5,000,000 in the aggregate, (C) sales, leases or licenses of inventory, equipment and other assets in the ordinary course of business, (D) dispositions of obsolete inventory, equipment and other assets consistent with past practice, or (E) sales, leases, licenses or other dispositions to the Company or any of its Subsidiaries; provided, that, notwithstanding anything herein to the contrary, the Company and its Subsidiaries shall not sell or otherwise dispose of the assets set forth on Section 5.1(b)(vi);

(vii) make capital expenditures except (A) pursuant to existing Contracts and ordinary course renewals thereof or (B) in accordance with the capital expenditures budget of the Company that was made available to Parent prior to the date hereof;

(viii) (A) make any loans, advances or capital contributions to any other Person (except with respect to advancement or indemnification of expenses or losses incurred by a Company Indemnified Party) in excess of $5,000,000 in any twelve (12) month period; (B) create, incur, guarantee or assume any Indebtedness for borrowed money in excess of $10,000,000 in the aggregate, except for, in the case of each of clause (A) and clause (B), (1) transactions among the Company and its direct or indirect wholly-owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries, (2) net borrowings under the revolving credit facility of the Credit Agreement that (i) do not exceed $25,000,000 in the aggregate and (ii) are incurred in the ordinary course of business, (3) letters of credit, surety bonds, security time deposits, guarantees of Indebtedness for borrowed money or similar instruments issued in the ordinary course of business, (4) Indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing Indebtedness and in amounts not materially in excess of such existing Indebtedness and on terms and conditions as or more favorable to the Company than such existing Indebtedness, (5) any hedging, swap or similar arrangement entered into in the ordinary course of business consistent with past practice, or (6) the entry into capitalized lease obligations in the ordinary course of business consistent with past practice; or (C) cancel any material debts of any Person to the Company or any of its Subsidiaries or waive any material claims or rights of value, except for cancellations or waivers in the ordinary course of business consistent with past practice that are not material to the Company and its Subsidiaries taken as a whole;

(ix) except as required by Contracts and Company Benefit Plans as in effect prior to the date of this Agreement and disclosed on Section 3.13(a) of the Company Disclosure Schedule or applicable Law, (A) increase the compensation or other benefits payable or provided to the Company’s or its Subsidiaries’ officers or other employees (the ordinary course including, for this purpose, the employee salary, bonus and equity compensation review process and related adjustments substantially as conducted prior to the date hereof and promotions); (B) enter into any employment, consulting, change of control, severance, separation, stay bonus or retention agreement with any employee or other service provider of the Company (except (1) for any arrangement with an employee earning less than $150,000 per year described on Section 5.1(b)(ix)(B) of the Company Disclosure Schedule, (2) for an agreement with an employee who has been hired to replace a similarly situated employee who was party to such an agreement on substantially the same terms, or (3) for renewals or replacements of existing agreements with current employees upon expiration of the term of the applicable agreement on substantially the same terms as the previous agreement) or (C) establish, adopt, enter into or amend any Company Benefit Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be an Company Benefit Plan if in effect on the date hereof;

(x) other than in respect of claims, liabilities or obligations in connection with any stockholder litigation against the Company and/or its officers, directors, employees and Representatives relating to this Agreement, the Merger and/or the Transactions in accordance with Section 5.13, (A) settle or compromise any material claim, except (1) for any settlements or compromises involving total aggregate payments not in excess of $1,000,000, (2) for any settlements or compromises involving payments solely funded by insurance carriers or (3) in the ordinary course of business and consistent with past practice, including waivers of rights with respect to suppliers or customers in the ordinary course of business; or (B) enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any material claim or audit that would materially restrict the operations of the business of the Company and its Subsidiaries taken as a whole after the Effective Time;

(xi) except in the ordinary course of business consistent with past practice, amend or terminate any Company Material Contract, in each case in a manner that would be material and adverse to the Company and its Subsidiaries, taken as a whole; provided, that, notwithstanding anything herein to the contrary, the Company and its Subsidiaries shall not amend, terminate, renew or provide any material waiver under any Company Material Contract set forth on Section 5.1(b)(xi) of the Company Disclosure Letter;

(xii) alter or amend in any material respect any existing accounting methods, principles or practices, except as may be required by (or, in the reasonable good faith judgment of the Company, advisable under) GAAP or applicable Law;

(xiii) (A) make, change or revoke any material Tax election or material Tax method of accounting, (B) amend any material Tax Return, (C) surrender any claim for a refund of material Taxes, (D) enter into any closing agreement with respect to any material Tax, or (E) settle or compromise any material Tax claim or assessment;

(xiv) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; or

(xv) enter any Contract, or otherwise obligate itself in a legally binding manner, to take any of the foregoing actions.

Section 5.2 Access.

(a) For the sole purpose of furthering the Transactions and integration planning related thereto, the Company shall upon reasonable advance notice, afford Parent and its Representatives (at Parent’s and its Representatives’ sole cost and expense) reasonable access during normal business hours, throughout the period prior to the Effective Time, in a manner that does not unreasonably interfere with the business of the Company or any of its Subsidiaries, to personnel, properties, Contracts, books and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement or, subject to the disclosure requirements of Section 5.5, any Company Takeover Proposal), and, during such period, the Company shall, and shall cause its Subsidiaries to, without limitation to the preceding obligations, make available to Parent subject to the same terms and conditions all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company will be permitted to redact any information or documentation provided to the extent that such information or documentation includes competitively sensitive information; and, provided, further, that the Company may restrict the foregoing access to those Persons who have entered into or are bound by a confidentiality agreement with it. Notwithstanding the foregoing, the Company shall not be required to provide access to or make available to any Person any document or information that, in the reasonable judgment of the Company, (i) would violate any of its obligations with respect to any applicable Law or Order, (ii) would violate any of its material obligations with respect to confidentiality or the terms of any Contract or (iii) is subject to any attorney-client or work-product privilege. All requests for access or information made pursuant to this Section 5.2(a) shall be directed to an executive officer or other Person designated by the Company. Notwithstanding anything to the contrary herein, the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under the applicable Law (including as a result of COVID-19 or any COVID-19 Measures).

(b) In conducting any inspection of any properties of the Company and its Subsidiaries, Parent and its Representatives shall not damage any property or any portion thereof. Prior to the Effective Time, Parent and its Representatives shall not have the right to conduct environmental testing or sampling at any of the facilities or properties of the Company or any of its Subsidiaries.

(c) No investigation by Parent or its Representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement. No rights under this Section 5.2 can be exercised by Parent or any of its Representatives to prepare for, or otherwise in connection with, any Action relating to this Agreement.

(d) The Parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the Transactions shall be governed in accordance with the confidentiality agreement, dated December 30, 2021 (the “Confidentiality Agreement”), between the Company and Parent.

Section 5.3 Preparation of the Proxy Statement.

(a) As soon as reasonably practicable following the date of this Agreement (and in any event no later than thirty five (35) days following the date of this Agreement) the Company shall prepare and file the Proxy Statement with the SEC in preliminary form. Each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement.

(b) If, prior to the expiration of the ten (10) day waiting period provided in Rule 14a-6 under the Exchange Act, the Company does not receive either (i) comments from the SEC on the preliminary Proxy Statement or (ii) notice from the SEC that it will review the preliminary Proxy Statement, then the Company shall file the definitive Proxy Statement with the SEC and cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable (and in any event within five (5) Business Days).

(c) The Company shall promptly notify Parent of the receipt of any comments from the SEC staff and of any request by the SEC staff for amendments or supplements to the Proxy Statement or for additional information, and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC staff, on the other hand, with respect to the Proxy Statement or the Merger. If the Company receives comments from the SEC staff on the preliminary Proxy Statement, (i) the Company shall respond promptly to such comments or any request from the SEC staff for amendments or supplements to the Proxy Statement, (ii) each of the Company and Parent shall use its reasonable best efforts to have the SEC advise the Company as promptly as reasonably practicable that the SEC has no further comments on the Proxy Statement, and (iii) the Company shall file the Proxy Statement in definitive form with the SEC and cause the definitive Proxy Statement to be mailed to the stockholders of the Company as promptly as reasonably practicable (and in any event within five (5) Business Days of the Company filing the Proxy Statement in definitive form). Except in the case of a filing, amendment or supplement to the Proxy Statement in connection with a Company Adverse Recommendation Change or any dispute between the Parties regarding this Agreement, the Merger or the other Transactions, no filing of, or amendment or supplement to, the Proxy Statement or response to any comment from the SEC with respect thereto shall be made by the Company, without providing Parent and its counsel a reasonable opportunity to review and comment thereon (it being understood that Parent and its counsel shall provide any comments thereon as promptly as reasonably practicable) and considering any such comments in good faith.

(d) If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

(e) Unless a Company Adverse Recommendation Change has been made in accordance with Section 5.5, the Company shall include the Company Board Recommendation in the Proxy Statement filed in preliminary form and the Proxy Statement filed in definitive form.

Section 5.4 Stockholders Meeting; Company Board Recommendation. As promptly as reasonably practicable after the SEC advises that it has no further comments on the Proxy Statement or that the Company may commence mailing the Proxy Statement, the Company, acting through its Board of Directors or any committee thereof, and in accordance with applicable Law and the rules and regulations of Nasdaq, shall, subject to Section 5.5, establish a record date for, duly call, give notice of, convene and hold a meeting of the stockholders of the Company (which shall in no event be scheduled for later than the thirtieth (30th) day following the first mailing of the Proxy Statement to the stockholders of the Company) for the purpose of seeking the Company Stockholder Approval (the “Company Stockholder Meeting”) and shall, unless a Company Adverse Recommendation Change has been made, use its reasonable best efforts to solicit proxies from the stockholders of the Company and obtain the Company Stockholder Approval; provided, however, that the Company shall be permitted to adjourn, delay or postpone convening the Company Stockholder Meeting from time to time (a) with the consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (b) if as of the time for which the Company Stockholder Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholder Meeting, (c) if as of the time for which the Company Stockholder Meeting is scheduled, there are insufficient shares of Company Common Stock with respect to which proxies have been submitted to vote in favor of the adoption of this Agreement to obtain the Company Stockholder Approval, (d) if in the good faith judgment of the Board of Directors of the Company (after consultation with its outside legal advisors) failure to adjourn, delay or postpone the Company Stockholder Meeting would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law, or (e) if in the good faith judgment of the Board of Directors of the Company (after consultation with its independent legal advisors), additional time is necessary for the filing and mailing of any supplemental or additional disclosure reasonably likely to be necessary or appropriate under applicable Law to be disseminated and reviewed by the stockholders of the Company prior to the Company Stockholder Meeting. In furtherance of the foregoing, as promptly as practicable after the date hereof, the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act and take all action necessary to establish a record date for the Company Stockholder Meeting. Notwithstanding anything in this Agreement to the contrary, the Company may adjourn or postpone the Company Stockholder Meeting to a date no later than the third Business Day after the expiration of the notice periods contemplated by Section 5.5(f). Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Company under this Section 5.4 shall continue in full force and effect. Without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), approval of this Agreement, the stockholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, and adjournment shall be the only matters (other than procedural matters) which the Company shall propose to be acted on by the holders of Company Common Stock at the Company Stockholder Meeting.

Section 5.5 No Solicitation.

(a) Except as otherwise permitted by this Section 5.5, the Company shall, and shall cause each of its Subsidiaries and the respective directors and officers of the Company and each wholly owned Subsidiary, and shall instruct and use its reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries: (i) to immediately cease and cause to be terminated any solicitation, discussions or negotiations with any Persons (other than Parent and its Representatives) that are ongoing with respect to a Company Takeover Proposal or any inquiry, discussion or request that would reasonably be expected to lead to a Company Takeover Proposal, (ii) promptly (and in any event within two (2) Business Days following the date hereof) request in writing that any third party that has previously executed a confidentiality or similar agreement promptly return to the Company or destroy all non-public information previously furnished to such third party or any of its Representatives by or on behalf of the Company or its Representatives in accordance with the terms of such confidentiality agreement and (iii) not to, directly or indirectly through intermediaries, (A) solicit, initiate or knowingly encourage (including by way of furnishing non-public information relating to the Company or any of its Subsidiaries) the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) conduct, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with, or for the purpose of knowingly encouraging, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring Person to this Section 5.5), (C) execute or enter into any binding letter of intent, acquisition agreement, merger agreement, joint venture agreement or similar Contract (whether written, oral, binding or non-binding) with respect to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement) or (D) grant any waiver, amendment or release (to the extent not automatically waived, amended or release upon announcement of, or entering into, this Agreement) of any third party under any standstill or confidentiality agreement; provided, that, notwithstanding the foregoing, the Company shall be permitted to grant a waiver of any “standstill” or similar obligation of any third party with respect to the Company or any of its Subsidiaries to allow such third party to make a Company Takeover Proposal. None of the foregoing shall prohibit the Company or its Representatives from contacting any Person or group of Person that has made a Company Takeover Proposal after the date hereof solely to ascertain the facts or request the clarification of the terms and conditions thereof so as to determine whether the Company Takeover Proposal constitutes or could reasonably be expect to lead to a Company Superior Proposal or to request that any Company Takeover Proposal made orally be in writing, and any such actions shall not be a breach of this Section 5.5.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a bona fide, written Company Takeover Proposal from any Person. which did not result from a material breach of this Section 5.5, and if the Company Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Company Superior Proposal and that the failure to take such action is reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company, its Subsidiaries and their respective Representatives may, (i) furnish information with respect to the Company and its Subsidiaries to the Person who has made such Company Takeover Proposal, including non-public information, if the Company receives from such Person an executed confidentiality agreement containing terms that are not materially less restrictive in the aggregate to the other party than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amendment of a Company Takeover Proposal) (such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided, that the Company shall promptly, and in any event within forty-eight (48) hours following the delivery to such Person, make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such Person or its Representatives unless such non-public information has been previously provided to Parent and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Company Takeover Proposal, its Representatives and any prospective debt and equity financing sources regarding such Company Takeover Proposal. In addition to the Company’s obligations pursuant to Section 5.5(c), the Company shall promptly (and in any event within twenty-four (24) hours) notify Parent and Merger Sub if the Company commences furnishing non-public information or commences discussions or negotiations as provided in this Section 5.5(b).

(c) The Company shall promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or any inquiry, proposal or request that would reasonably be expected to lead to any Company Takeover Proposal, including the identity of the Person making the Company Takeover Proposal or such inquiry, proposal or request and the material terms and conditions thereof (including, if applicable, copies of any written requests, proposals or offers, including proposed term sheets and agreements relating thereto). The Company shall keep Parent reasonably informed, on a prompt basis (and in no event later than twenty-four (24) hours after receipt), regarding any material changes to the status and material terms of any such inquiry, proposal or offer (and shall provide Parent with a copy of any written documents or agreements delivered to the Company or its Representatives that contain any material amendments thereto or any material change to the scope or material terms or conditions thereof (or, if not delivered in writing, a summary of any such material amendments or material changes)). The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.5.

(d) Except as permitted by this Section 5.5, the Company Board of Directors shall not (i)(A) fail to include the Company Board Recommendation in the Proxy Statement when disseminated to the Company’s stockholders, (B) withhold, withdraw or modify (or authorize or publicly propose to withhold, withdraw or modify), in any such case in a manner adverse to Parent, the Company Board Recommendation, (C) publicly make any recommendation in support of a tender offer or exchange offer that constitutes a Company Takeover Proposal or fail to recommend against any such tender offer or exchange offer, (D) publicly adopt, approve or recommend, or publicly propose to adopt, approve or recommend, to stockholders of the Company a Company Takeover Proposal or (E) fail to publicly recommend against any Company Takeover Proposal or fail to publicly reaffirm the Company Board Recommendation, in each case, within five (5) Business Days after Parent so requests in writing following a publicly announced Company Takeover Proposal, provided that Parent may only make such request once with respect to any particular Company Takeover Proposal or any material publicly announced or disclosed amendment or modification thereto (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any binding letter of intent, memorandum of understanding or agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement) with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement) (a “Company Acquisition Agreement”).

(e) Notwithstanding anything to the contrary contained in this Agreement, prior to, but not after, obtaining the Company Stockholder Approval, the Company Board of Directors may, in respect of a Company Superior Proposal, either or both (1) make a Company Adverse Recommendation Change or (2) terminate this Agreement in accordance with Section 7.1(f) in order to enter into a definitive agreement for such Company Superior Proposal (in each case, if and only if, prior to taking such action, the Company Board of Directors has determined in good faith, after consultation with its independent financial adviser and outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law); provided, however, that, prior to taking either such action, (w) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, including the terms and conditions of and the basis for such action, and the identity of the Person making, any such Company Superior Proposal and has contemporaneously provided with such notice to Parent a copy of the Company Superior Proposal or any proposed Company Acquisition Agreements (or if not provided in writing to the Company, a written summary of the terms thereof) and a summary of any related financing commitments in the Company’s possession, (x) to the extent requested in writing by Parent, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such four (4) Business Day period concerning any revisions to the terms of this Agreement proposed by Parent, and (y) following the end of such four (4) Business Days’ notice period, the Company Board of Directors shall have determined, after consultation with its financial advisor and outside legal counsel, and giving due consideration to the revisions to the terms of this Agreement to which Parent has committed in writing, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal (assuming the revisions committed to by Parent in writing were to be given effect), and (z) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (w) above of this proviso and a new notice period under clause (w) of this proviso shall commence (except that the four (4) Business Day notice period referred to above shall instead be equal to three (3) Business Days) during which time the Company shall be required to comply with the requirements of this Section 5.5(e) anew with respect to such additional notice, including clauses (w) through (z) above of this proviso. Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms and the Termination Fee has been paid in the manner provided in Section 7.3.

(f) Notwithstanding anything to the contrary contained in this Agreement, other than in connection with a Company Takeover Proposal, the Company Board of Directors may, at any time prior to, but not after, obtaining the Company Stockholder Approval, make a Company Adverse Recommendation Change in response to an Intervening Event if, prior to taking such action, the Company Board of Directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, provided, however, that, prior to taking such action, (i) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, and specifying in reasonable detail the Intervening Event and the potential reasons that the Company Board of Directors is proposing to effect a Company Adverse Recommendation Change, (ii) to the extent requested in writing by Parent, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such four (4) Business Day period to enable Parent to propose revisions to the terms of this Agreement such that it would cause the Company Board of Directors to not make such Company Adverse Recommendation Change, and (iii) following the end of such four (4) Business Days period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement to which Parent has committed in writing, and shall have determined, after consultation with its financial advisor and outside legal counsel (assuming the revisions committed to by Parent in writing were to be given effect), that the failure to make a Company Adverse Recommendation Change is reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Nothing contained in this Section 5.5 shall prohibit the Company or the Company Board of Directors from complying with its disclosure obligations under United States federal or state Law with regard to a Company Takeover Proposal, including (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation MA promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act if, in either case, the Company Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to do so is reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law or obligations of the Company or the Company Board of Directors under applicable federal securities Law; provided, however, that this Section 5.5(g) shall not permit the Company Board of Directors to effect a Company Adverse Recommendation Change except to the extent otherwise permitted by this Section 5.5.

Section 5.6 Employee Matters.

(a) Until the first anniversary of the Effective Time (or, if earlier, the termination date of the applicable Continuing Employee) (the “Benefits Continuation Period”), the Surviving Corporation shall provide, or cause to be provided, for those employees of the Company and its Subsidiaries who continue as employees of the Surviving Corporation or any of its Subsidiaries during all or a portion of the Benefits Continuation Period (the “Continuing Employees”), compensation (including base salary and annual target and maximum bonus opportunities) and employee benefits (excluding any defined benefit pension, equity or equity-based, nonqualified deferred compensation, or post-termination or retiree health or welfare benefits) with respect to each Continuing Employee that shall not be materially less favorable in the aggregate than the compensation and employee benefits provided by the Company or the applicable Subsidiary to such Continuing Employee immediately prior to the Effective Time (subject to the same exclusions). Nothing herein shall be deemed to be a guarantee of employment for any current or former employee of the Company or any of its Subsidiaries, or other than as provided in any applicable employment agreement or other Contract, to restrict the right of Parent or the Surviving Corporation to terminate the employment of any such employee.

(b) The Surviving Corporation shall (i) waive, or cause to be waived, any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation or any of its Affiliates in which a Continuing Employee is eligible to participate following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Effective Time under the analogous Company Benefit Plan in which such Continuing Employee participated, (ii) provide, or cause to be provided, each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time (to the same extent such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements, and (iii) recognize, or cause to be recognized, service prior to the Effective Time with the Company or any of its Subsidiaries for purposes of eligibility to participate, vesting (for the avoidance of doubt, other than with respect to Company Stock Awards), determination of level of benefits and benefits accrual to the same extent such service was recognized by the Company or any of its Subsidiaries under the analogous Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time.

(c) From and after the Effective Time, Parent shall honor, and shall cause its Subsidiaries to honor, in accordance with its terms, (i) each employment, change in control, severance and termination protection plan, policy or agreement of or between the Company or any of its Subsidiaries and any current or former officer, director or employee, including, but not limited to, those identified in Section 5.6(c) of the Company Disclosure Letter and (ii) all obligations in effect as of the Effective Time pursuant to the Company Benefit Plans. Parent and Merger Sub acknowledge that the consummation of Merger and the other Transactions will constitute a “change in control” (or similar term) of the Company under the terms of the Company Benefit Plans containing provisions triggering payment, vesting or other rights upon a “change in control” or similar transaction.

(d) Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending ninety (90) days thereafter, not to effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN affecting in whole or in part any site of employment, facility, or operating unit of the Surviving Corporation or any of its Subsidiaries, and shall cause the Surviving Corporation and each of its Subsidiaries not to take any such action after such ninety (90) day period without complying in all material respects with WARN.

(e) Notwithstanding any other provision of this Agreement to the contrary, Parent shall or shall cause the Surviving Corporation to provide Continuing Employees whose employment terminates during the Benefits Continuation Period with severance benefits no less favorable than the severance benefits that would have been provided in accordance with the Company’s past practices or any severance plans, policies or commitments applicable to such Continuing Employee immediately prior to the Effective Time, if any, to the extent set forth on Section 5.6(e) of the Company Disclosure Letter.

(f) Nothing contained in this Agreement, whether express or implied, (i) shall be treated as an amendment or other modification of any Company Benefit Plan, (ii) shall create any third-party beneficiary rights in any Person in respect of continued employment by the Company, Parent, any of their respective Affiliates or otherwise, or (iii) subject to the requirements of this Section 5.6, shall limit the right of Parent or the Surviving Corporation or any of its Subsidiaries to amend, terminate or otherwise modify any Company Benefit Plan following the Closing Date.

Section 5.7 Regulatory Approvals; Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, as promptly as practicable, all actions necessary, proper or advisable to consummate the Merger as promptly as practicable, including to use their respective reasonable best efforts to, as promptly as practicable, (i) cause all of the conditions to Closing set out in ARTICLE VI to be satisfied, (ii) prepare and file all filings and submissions under the HSR Act, (iii) obtain the expiration or termination of any waiting periods under the HSR Act, and (iv) obtain all necessary material consents or waivers from non-Governmental Entity third parties (provided, that in no event shall the Company or its Subsidiaries be obligated to pay or to commit to pay to any Person whose consent or waiver is being sought any cash or other consideration, or make any accommodation or commitment or incur any liability or other obligation to such Person in connection with such consent or waiver). In furtherance and not in limitation thereof, not later than ten (10) Business Days following the date of this Agreement, the Company and Parent shall each make an appropriate filing of a notification and report form pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice with respect to the Merger and the other Transactions. Parent and the Company shall promptly notify the other Party of any notice or other communication from any Governmental Entity received by such Party alleging that such Governmental Entity’s consent is or may be required in connection with or as a condition to the consummation of the Merger or any other Transaction.

(b) The Company and Parent shall use reasonable best efforts to (i) cooperate and coordinate with the other Party in the taking of the actions contemplated by Section 5.7(a), (ii) provide such assistance as the other Party may reasonably request in connection with the foregoing, including supplying the other Party with any information (except for any notification and report form filed pursuant to the HSR Act) that the other Party may reasonably request in order to effectuate the taking of such actions, and (iii) keep the other Party reasonably and timely informed of any developments, meetings, or discussions with any Governmental Entity under any Antitrust Laws, and any inquiries or requests for additional information, from any Governmental Entity under any Antitrust Laws. If the Company or Parent receives a formal or informal request for additional information or documentary material from any Governmental Entity under any Antitrust Laws with respect to the Merger or the other Transactions, then it shall use reasonable best efforts to make, or cause to be made, as promptly as reasonably practicable and after consultation with the other Party, an appropriate response in compliance with such request. In addition, to the extent practicable, none of the Parties hereto shall participate in any substantive meeting or conference (telephone, video, in-person or otherwise) with any Governmental Entity, or any member of the staff of any Governmental Entity, in respect of any filing, Action, investigation (including any settlement of the investigation) or other inquiry under any Antitrust Laws unless it provides reasonable prior notice of such meeting or conference and consults with the other Party in advance and, where permitted by such Governmental Entity, allows the other Party to participate. To the extent reasonably practicable, legal counsel for Parent and for the Company shall have the right to review in advance, and will consult with the other Party on and consider in good faith the views of the other Party in connection with any substantive filing made with, or substantive written materials submitted to, any third party or Governmental Entity in connection with the Merger and the other Transactions. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Information disclosed pursuant to this Section 5.7 shall be subject to the Confidentiality Agreement. However, (A) each of Parent and the Company may designate any information or material shared under this Section 5.7 as restricted to “Outside Counsel Only” and any such information or material shall not be shared with employees, officers, managers or directors or their equivalents of the other Party without approval of the disclosing Party, and (B) materials may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements or applicable Law, and (z) as necessary to address reasonable attorney-client or other privilege concerns. Neither Parent nor the Company shall be required to comply with any of the foregoing provisions of this Section 5.7(b) to the extent that such compliance would be prohibited by applicable Law. The Company shall not voluntarily extend any waiting period under the HSR Act or associated with any consent of any Governmental Entity or enter into any agreement with any Governmental Entity not to consummate the Merger and the other Transactions, except with the prior written consent of Parent. The Parties acknowledge and agree that Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any requisite regulatory approvals and be entitled to direct, control and lead communications, discussions, and negotiations under this Section 5.7, and the Company will cooperate reasonably, subject to applicable Law, therewith; provided, however, that Parent shall consult in advance (to the extent reasonably practicable) with the Company, and give due consideration in good faith to the Company’s views regarding such strategy, communications, discussions, and negotiations.

(c) In furtherance and not in limitation of the other provisions in this Section 5.7, Parent and Merger Sub agree to take, and to cause their respective controlled Affiliates to take, in each case as promptly as practicable (and in any event prior to the End Date), any and all steps necessary to avoid, eliminate or resolve each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Entity (including complying with all restrictions and conditions, if any, imposed or requested by any Governmental Entity in connection with granting any necessary consent, approval, Order, actions or nonactions, waiver or clearance, or terminating any applicable waiting period), so as to enable the Parties to close the Merger and the other Transactions as soon as practicable (and in any event no later than the End Date), including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, divestiture, license or other disposition of any Subsidiaries, operations, divisions, businesses, product lines, customers or assets of Parent or any of its controlled Affiliates (including the Company or any of its Subsidiaries after the Effective Time), (ii) any limitation or modification of any of the businesses, services, products or operations of Parent or any of its controlled Affiliates (including the Company or any of its Subsidiaries after the Effective Time), (iii) the termination, relinquishment, modification, or waiver of existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or any of its controlled Affiliates (including the Company or any of its Subsidiaries after the Effective Time), and/or (iv) the creation of any relationships, ventures, contractual rights, obligations or other arrangements of Parent or any of its controlled Affiliates (including the Company or any of its Subsidiaries after the Effective Time) (each, a “Remedial Action”); provided, however, that Parent will not be required to take any Remedial Action that is not conditioned upon consummation of the Merger. In addition, in furtherance and not in limitation of the other provisions in this Section 5.7, Parent shall, and shall cause its controlled Affiliates to, take all actions (A) necessary to defend, including through pursuing litigation on the merits, any administrative or judicial action or Proceeding asserted or threatened by any Governmental Entity or any other Person under Antitrust Laws (including pursuing all available avenues of administrative and/or judicial appeal) that seeks, or would reasonably be expected to seek, to prevent, restrain, impede, delay, enjoin, or otherwise prohibit the consummation of the Merger or any of the other Transactions, and (B) necessary in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) entered, issued or threatened that would prevent, restrain, impede, delay, enjoin or otherwise prohibit the consummation of the Merger or any of the other Transactions prior to the End Date or otherwise materially delaying the Closing or delaying the Effective Time beyond the End Date; provided, however, that the obligations set forth in this sentence shall not limit the obligation of Parent to take, and/or to cause its controlled Affiliates to take, any Remedial Action or to otherwise comply with its obligations set forth in this Section 5.7(c). The entry by any Governmental Entity of an Order requiring any Remedial Action shall not be deemed to constitute or result in a breach of any representation, warranty or covenant in this Agreement or a failure of any condition to the Transactions to be satisfied.

(d) Neither Parent nor Merger Sub shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or divisions thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would or would reasonably be expected to materially increase the risk of not obtaining any applicable consent, approval, Order, actions or nonactions, waiver or clearance under Antitrust Laws with respect to the Transactions, including the Merger.

Section 5.8 Takeover Statutes. None of Parent, the Company or their respective Subsidiaries shall take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Statute. If any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger or any other Transactions, each of the Company and Parent and their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 5.9 Public Announcements. Unless a Company Adverse Recommendation Change has occurred, the Parties shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Transactions and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law or by the rules and regulations of Nasdaq; provided, that each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or analyst or investor calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Parent (or made by one Party after having consulted with the other Party); provided, further, that the Company need not consult with Parent, and Parent need not consult with the Company, in connection with any public announcement, statement or other disclosure with respect to any Company Takeover Proposal (including any “stop, look and listen” communication), Company Superior Proposal, Company Adverse Recommendation Change or dispute among the Parties regarding this Agreement. The Company and Parent agree to issue a joint press release announcing the execution and delivery of this Agreement; provided, further, that Parent, Merger Sub and their respective Affiliates may, without consultation or consent, make ordinary course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case who are subject to customary confidentiality restrictions.

Section 5.10 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and Parent shall cause the Surviving Corporation to, jointly and severally indemnify and hold harmless, to the fullest extent permitted by applicable Law, each present and former director and officer of the Company as of the Effective Time and any of its Subsidiaries and any other Person entitled to indemnification under the Company Organizational Documents or Organizational Documents of the Company’s Subsidiaries (in each case, solely when acting in such capacity) (collectively, together with their respective heirs, executors and administrators, the “Company Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to the fact that such Person is or was a Company Indemnified Party and pertaining to matters existing or occurring or actions or omissions taken at or prior to the Effective Time, including (i) the Transactions, and (ii) actions to enforce this Section 5.10 and any other indemnification or advancement right of any Company Indemnified Party, and Parent shall, and Parent shall cause the Surviving Corporation to, also advance expenses to the Company Indemnified Parties as incurred to the fullest extent permitted by applicable Law; provided, that, to the extent required by applicable Law, the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Company Indemnified Party is not entitled to indemnification.

(b) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Company Indemnified Party or as provided in the Company Organizational Documents (or Organizational Documents of the Company’s Subsidiaries) or any indemnification agreements in existence as of the date hereof between such Company Indemnified Party and the Company or any of its Subsidiaries, shall survive the Transactions and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of such Company Indemnified Parties.

(c) Prior to the Effective Time, the Company may and, if the Company does not, Parent shall cause the Surviving Corporation to, promptly following the Effective Time, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (“D&O Insurance”) with terms, conditions, retentions and limits of liability that are no less favorable to the Company Indemnified Parties than the Company’s existing policies. If neither the Company nor the Surviving Corporation obtains such a “tail” insurance policy as of the Effective Time, then, for a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less favorable to the Company Indemnified Parties than those provided in the Company’s existing policies as of the date hereof (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of similar national reputation that have at least the same coverage and amounts as the D&O Insurance in place on the date hereof and containing terms, conditions, retentions and limits of liability which are no less favorable in the aggregate to the Company Indemnified Parties than those of the D&O Insurance in place on the date hereof) with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the premiums paid in 2021 by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap.

(d) The rights of each Company Indemnified Party pursuant to this Section 5.10 shall be in addition to, and not in limitation of, any other rights such Company Indemnified Party may have under the Company Organizational Documents (or the Organizational Documents of the Company’s Subsidiaries) or under any applicable Contracts or Law.

(e) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.10.

(f) The provisions of this Section 5.10 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party. The Company Indemnified Parties are expressly intended as third party beneficiaries of this Section 5.10 and from and after the Effective Time, the provisions of this Section 5.10 shall not be terminated or modified in any manner that adversely affects any Company Indemnified Party without such Person’s prior written consent.

Section 5.11 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations (or the operations of the other Party’s Subsidiaries) prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.12 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each Person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company (including any director designated by any such Person and including any Person to the extent deemed a director by deputization) or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Transaction Litigation. The Company shall give Parent the opportunity to participate (at Parent’s sole cost and expense) in the defense or settlement of any stockholder Action against the Company or its current or former directors or executive officers relating to the Transactions, including the Merger; provided, that this Section 5.13 shall not give Parent the right to control such defense, and that the Company shall control such defense. Each of Parent and the Company shall notify the other promptly (and in any event within forty-eight (48) hours) of the commencement of any such stockholder Action of which it has received notice. Notwithstanding the foregoing, the Company shall not settle any such litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Prior to the Effective Time, Parent shall not settle any action, claim, suit or proceeding related to the Transactions, including the Merger, unless such settlement provides a full and unconditional release for the Company and each officer and director of the Company party to such litigation.

Section 5.14 Exchange Delisting. The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting of the Company Common Stock from Nasdaq and the termination of its registration under the Exchange Act, in each case, as promptly as reasonably practicable after the Effective Time, provided, that such delisting and termination shall not be effective until after the Effective Time.

Section 5.15 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Merger, the officers of the Surviving Corporation shall be authorized to, in the name and on behalf of the Company, execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.

Section 5.16 Advice of Changes. The Company and Parent shall each promptly advise the other Party of (a) any notice or other written communication received from any counterparty to a material Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Transactions (and provide a copy thereof), or (b) any notice or other written communication from any other Person alleging that the consent of such Person is or may be required in connection with the Transactions (and provide a copy thereof). The Company shall promptly notify Parent of any written notice or other written communication from any party to any Company Material Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with the Company or any Subsidiary of the Company as a result of the Transactions.

Section 5.17 Agreements Concerning Parent and Merger Sub.

(a) Parent shall cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement.

(b) Parent shall, immediately following execution of this Agreement, approve this Agreement in its capacity as sole stockholder of Merger Sub by written consent in accordance with Section 228 of the DGCL and the articles of incorporation and bylaws (or other applicable Organizational Documents) of such Merger Sub.

(c) During the period from the date of this Agreement through the Effective Time, the Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Transactions.

Section 5.18 Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 5.19 Financing Cooperation.

(a) Prior to the earlier of the Effective Time and the valid termination of this Agreement in accordance with ARTICLE VII, the Company shall use its reasonable best efforts to provide (and shall cause each Subsidiary of the Company and direct its and their respective Representatives to use reasonable best efforts to provide) such cooperation in connection with the arrangement of the Financing as is reasonably requested by Parent; provided, that the Company shall in no event be required to provide such assistance to the extent it would unreasonably interfere with the business or operations of the Company and its Subsidiaries. Such assistance shall include using reasonable best efforts to assist Parent in connection with arranging the Debt Financing, including using reasonable best efforts to do the following, each of which shall be at Parent’s written request with reasonable prior notice and at Parent’s sole cost and expense:

(i) deliver to Parent the Debt Financing Deliverables;

(ii) facilitate and assist in the preparation and negotiation of the Debt Financing Documents, including one or more credit agreements, pledge and security agreements, guarantees, certificates (including a solvency certificate) and other definitive financing documents as may be reasonably requested by Parent (including furnishing all (A) information relating to the Company and its Subsidiaries and their respective businesses to be included in any schedules thereto or in any perfection certificates and (B) stock certificates and any other pledged collateral to the extent held by the Company and its Subsidiaries); provided, that (x) the foregoing documentation (or, as applicable, the pledge of such pledged collateral) (other than the customary authorization letters described herein) shall be subject to the occurrence of the Closing and become effective no earlier than the Effective Time, and (y) in no event shall the Company or any of its officers, director or employees (other than Persons continuing in such roles after Closing) be required to approve, ratify or execute any of the Debt Financing Documents (other than the customary authorization letters described herein) prior to the consummation of the Merger (unless contingent on the consummation of the Merger);

(iii) make available to Parent, its advisors and its Financing Sources such financial and other pertinent information regarding the Company and each Subsidiary of the Company as may be reasonably requested by Parent, its advisors or its Financing Sources, including (I) the financial statements and other information necessary to satisfy the conditions set forth in paragraph 5 of Exhibit C of the Debt Commitment Letter, (II) unaudited financial statements of the Company for each fiscal quarter of the Company ended forty-five (45) days prior to the Closing and the audited financial statements of the Company for any fiscal year of the Company ended ninety (90) days prior to the Closing; (III) such information as is necessary to allow Parent, its advisors and its Financing Sources to prepare pro forma financial statements and (IV) customary authorization letters; and

(iv) assist with the preparation of lender and investor presentations, rating agency presentations, bank information memoranda, marketing materials and other similar documents and materials in connection with the Debt Financing, participate in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions (in each case, including via video conference) with providers or potential providers of the Debt Financing and ratings agencies and otherwise assist in the marketing efforts of Parent and its Financing Sources;

provided, that nothing in this Section 5.19 shall require (w) any such action to the extent it would (1) unreasonably interfere with the business or operations of the Company or require the Company to agree to pay any fees, reimburse any expenses or give any indemnities, in any case prior to the Closing, for which Parent does not promptly reimburse or indemnify it, as the case may be, under this Agreement, (2) require the Company, or any of its Subsidiaries or their respective Representatives to execute, deliver or enter into any Debt Financing Document (other than the customary authorization letters described herein (provided that any confidential information memoranda or marketing materials distributed in connection therewith shall include language that exculpates the Company, each of its Subsidiaries and their respective Representatives and Affiliates from any liability in connection with the unauthorized use by the recipients thereof of the information set forth in such confidential information memoranda or marketing materials)) prior to the Closing and consummation of the Merger, or (3) require the Company to deliver or cause the delivery of any Debt Financing Document or take any other action prior to the Closing and consummation of the Merger that would reasonably be expected to result in liability to the Company or its Representatives in connection with the Financing, (x) any of the board of directors (or other similar governing body) of the Company or any of its Subsidiaries (other than Persons continuing in such roles after Closing) to adopt resolutions approving the Debt Financing Documents prior to the Closing and consummation of the Merger (and any such adoption or approval at Closing shall be performed by such board of directors (or other similar governing body) as constituted after the Effective Time and Closing), and (y) the Company or any of its Subsidiaries to provide any information to the extent it would (1) violate applicable Law or the provisions of any Contract not entered into in contemplation hereof (including any confidentiality agreement or similar agreement or arrangement) to which the Company or any of its Subsidiaries is a party, (2) jeopardize any attorney-client or other legal privilege or (3) violate any applicable confidentiality obligation of the Company or any of its Subsidiaries not entered into in contemplation hereof so long as that the Company provides Parent written notice of any information so withheld and reasonably cooperates with Parent in seeking to allow disclosure of such information in a manner that is not reasonably likely to violate such applicable Law or Contract, jeopardize such attorney-client or other legal privilege or violate any such confidentiality obligation.

(b) Parent shall indemnify and hold harmless the Company and its Subsidiaries, and each of their respective Representatives, from and against any and all losses incurred in connection with the Financing or any information, assistance or activities provided under this Section 5.19, except to the extent arising from (i) any material inaccuracy of any historical information furnished in writing by or on behalf of the Company or its Subsidiaries, including financial statements or (ii) the gross negligence, fraud, bad faith or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives. Parent shall reimburse the Company and its Subsidiaries for any reasonable, documented out-of-pocket third party costs and expenses incurred by the Company and its Subsidiaries and each of their Representatives in connection with the Financing or such assistance under this Section 5.19.

(c) The Company hereby consents to (i) the use of the financial statements and other information provided under this Section 5.19 in connection with the Debt Financing and (ii) the use of the logos of the Company and each of its Subsidiaries in connection with the Debt Financing; provided, that such logos shall be used solely in a manner that would reasonably be expected to harm, disparage or otherwise adversely affect the Company and/or its Subsidiaries or their reputation or goodwill.

(d) Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 6.2(b), as applied to the Company’s obligations under this Section 5.19, shall be deemed to be satisfied unless a proximate cause of the Debt Financing having not been obtained is (i) the Company, its Subsidiaries or their respective Representatives having breached the obligations under this Section 5.19 in any material respect, (ii) Parent having notified the Company of such breach in writing, detailing reasonable steps that comply with this Section 5.19 in order to cure such breach and (iii) the Company, its Subsidiaries or their respective Representatives having not taken such steps or otherwise cured such breach a reasonably sufficient time prior to the End Date for Parent (in its reasonable determination) to consummate the Debt Financing.

(e) All Information (as such term is defined in the Confidentiality Agreement) obtained by Parent or its representatives shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to Parent’s or its Affiliates’ Financing Sources, rating agencies and prospective lenders and investors in connection with the arrangement and/or syndication of the Financing subject to each prospective recipient’s entering into customary confidentiality undertakings with respect to such information.

Section 5.20 Financing.

(a) Prior to the earlier of the Effective Time and the valid termination of this Agreement in accordance with ARTICLE VII, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange and obtain and consummate the Financing on or prior to the Closing Date, including, but not limited to, using its reasonable best efforts with respect to the following items: (i) maintaining in effect the Commitment Letters (subject to replacement in compliance with this Agreement or as required by Section 5.20 following a Financing Failure Event); (ii) satisfying on a timely basis all Financing Conditions applicable to Parent and Merger Sub (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing); (iii) negotiating, executing and delivering Debt Financing Documents that reflect terms no less favorable to Parent than the terms contained in the Debt Commitment Letter (except to the extent acceptable to Parent in its sole discretion, so long as any new or revised terms would not be Prohibited Financing Amendments); (iv) in the event that the conditions set forth in Section 6.1 and Section 6.2 and the Financing Conditions have been satisfied or, upon funding would be satisfied, use its reasonable best efforts to cause the Financing Sources to fund the amount of the Debt Financing and the Guarantors to fund the amount of the Equity Financing necessary to fund the Required Funding Amount; and (v) enforcing Parent’s rights under the Debt Commitment Letter in the event of a Financing Failure Event. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the reasonable best efforts of Parent require or be deemed or construed to require Parent to (I) seek equity financing from any source (other than the Equity Financing), (II) pay any fees materially in excess of those contemplated by the Debt Commitment Letter (whether to secure waiver of any conditions contained therein or otherwise) or (III) arrange or obtain any Alternative Financing having terms and conditions (including any flex provisions applicable thereto) that are materially less favorable to Parent than those set forth in the Debt Commitment Letter (except to the extent acceptable to Parent in its sole discretion, so long as any such less favorable terms would not be Prohibited Financing Amendments).

(b) Parent shall give the Company prompt notice of any breach that would reasonably be expected to materially delay or prevent the Closing or repudiation by any party to any Commitment Letter of which Parent or its Affiliates becomes aware. Without limiting Parent’s other obligations under this Section 5.20, if a Financing Failure Event occurs, Parent shall (i) promptly notify the Company of such Financing Failure Event and the reasons therefor, (ii) use its reasonable best efforts to obtain alternative financing (“Alternative Financing”) from the original Financing Sources or alternative Financing Sources on terms and conditions that are no less favorable to Parent than those set forth in the Debt Commitment Letter (except to the extent acceptable to Parent in its sole discretion, so long as any such less favorable terms would not be Prohibited Financing Amendments); provided, that the Parent and Merger Sub shall not be required to pay any fees in excess of those contemplated by the Debt Commitment Letter (including any “flex” provisions applicable thereto), and the Alternative Financing shall not effect any Prohibited Financing Amendments, and (iii) use its reasonable best efforts to obtain, and when obtained, provide the Company with a true and complete copy of, a new financing commitment letter and related fee letter that provides for such Alternative Financing (with any such Alternative Financing being deemed to constitute “Debt Financing”, the commitment letter and fee letter with respect thereto (which fee letter may be redacted in the manner contemplated by Section 4.11) being deemed to constitute a “Debt Commitment Letter” and the definitive documentation with respect thereto being deemed to constitute the “Debt Financing Documents”). Neither Parent nor any of its Affiliates shall, without the prior consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), amend, modify, supplement, restate, substitute or replace any of the Commitment Letters except for (i) substitutions and replacements pursuant to the immediately preceding sentence and/or (ii)(1) with respect to the Debt Commitment Letter, any such amendment, modification, supplement, restatement, substitution or replacement that would not (A) reduce the aggregate amount of the Debt Financing below the amount, taking into account all other sources of proceeds, necessary to fund the Required Funding Amount, (B) impose new or additional conditions or expand any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (I) materially delay or prevent the Closing or (II) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing on or prior to the Closing Date less likely to occur, or (C) adversely impact the ability of Parent to enforce its rights against any other party to the Debt Commitment Letter (the limitations set forth in this clause (1), the “Prohibited Financing Amendments”); provided that, notwithstanding the foregoing, Parent may amend, modify, supplement, restate, substituted or replace the Debt Commitment Letter (x) in accordance with the “market flex” provisions thereof, and/or (y) to add lenders, lead arrangers, bookrunners, agents, managers or other entities who had not executed the Debt Commitment Letters as of the date of this Agreement; or (2) with respect to the Equity Commitment Letter, any such amendment, modification, supplement, restatement, substitution or replacement would not (A) add new (or otherwise expand, amend or modify any existing) conditions to the consummation of all or any portion of the Equity Financing, (B) reduce the amount of the Equity Financing below the amount, taking into account all other sources of proceeds, necessary to fund the Required Funding Amount, (C) adversely affect in any material respect the ability of Parent to enforce its rights against the other parties to the Equity Commitment Letter, as so amended, modified, supplemented, restated, substituted or replaced, relative to the ability of Parent to enforce its rights against such other parties to the Equity Commitment Letter as in effect on the date hereof, or (D) otherwise be reasonably expected to delay materially or prevent the Closing. Upon written request from the Company, Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of Parent’s efforts to arrange the Debt Financing. Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Merger, are not subject to, or conditioned on, Parent’s or Merger Sub’s receipt of financing.

Section 5.21 Delivery of FIRPTA Certification and Notice. On the Closing Date, the Company shall deliver to Parent a certification, dated as of the Closing Date and signed by a responsible corporate officer of the Company, that an interest in the Company is not a “United States real property interest” as defined in Section 897(c)(1)(A) of the Code because the Company is not, and has not been at any time during the five (5) years preceding the date of such certification, a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code, together with a signed notice as contemplated by Treasury Regulations Section 1.897-2(h), which Parent shall be entitled to file or cause to be filed with the IRS.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) No Legal Prohibition. No order, judgment, or injunction, whether temporary, preliminary or permanent, by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect, and no Law shall have been adopted or be effective, in each case that restrains, enjoins, prevents, prohibits or makes illegal the consummation of the Merger.

(c) Expiration of Waiting Period. Any waiting period (and extensions thereof, including any timing agreements entered into with a Governmental Entity to extend any waiting period) applicable to the Merger under the HSR Act shall have expired or been terminated.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Section 3.8 (Absence of Certain Changes or Events) shall be true and correct in all respects at and as of the date of this Agreement and as of the Effective Time, (ii) Section 3.2(a), Section 3.2(b) and Section 3.2(g) (Capitalization) shall be true and correct at and as of the date of this Agreement and at and as of the Effective Time, except, in each case, for any de minimis inaccuracies, (iii) the first sentence of Section 3.1(a) (Corporate Organization), Section 3.3 (Corporate Authorization) and Section 3.22 (Brokers and Finders’ Fees) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Effective Time and (iv) all other representations and warranties of the Company contained in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Company Material Adverse Effect” qualification contained in them, at and as of the date of this Agreement and at and as of the Effective Time, as though made on and as of the Effective Time, except, in the case of clause (iv) only, where the failure of such representations and warranties to be true and correct has not had a Company Material Adverse Effect; provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii), (iii) or (iv), as applicable) only as of such date or period.

(b) Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the Effective Time and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.1(a) (Corporate Organization) and Section 4.2 (Corporate Authorization) shall, if qualified by materiality or Parent Material Adverse Effect, be true and correct in all respects or, if not so qualified, be true and correct in all material respects, as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality or Parent Material Adverse Effect qualifiers therein), as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of clause (ii) only, where the failure of such representations and warranties to be true and correct has not had a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by Parent or Merger Sub, as applicable, under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate from an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 6.3(a) and Section 6.3(b).

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was principally caused by such party’s breach of any of its obligations under this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, only as follows, and subject to any required authorizations of the Company Board of Directors or the board of directors of Merger Sub to the extent required by the DGCL, as applicable (and notwithstanding the adoption of this Agreement by Parent as the sole stockholder of Merger Sub):

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholder Meeting or at any adjournment or postponement thereof;

(c) by either the Company or Parent if the Closing shall not have occurred on or prior to 12:01 a.m., New York City time, on October 5, 2022 (such date, the “End Date”), whether such date is before or after the date of the receipt of Company Stockholder Approval; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) may not be exercised by any party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Closing to have occurred on or before the End Date;

(d) by either the Company or Parent if an Order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to a Party if such Order (or such Order becoming final and nonappealable) was due to the material breach of such Party of any representation, warranty, covenant or agreement of such Party set forth in this Agreement;

(e) by the Company (provided, that the Company is not then in breach of any representation, warranty, covenant or other agreement contained herein such that any condition set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied) if: (A) Parent or Merger Sub shall have breached or failed to perform any of their covenants, representations or warranties contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in Section 6.3(a) or Section 6.3(b); and (B) the relevant breaches, failures to perform or inaccuracies referred to in clause (A) of this Section 7.1(e) is or are either not curable or is not cured by the earlier of (x) the End Date and (y) the date that is thirty (30) calendar days following written notice from the Company to Parent describing such breach or failure or inaccuracy in reasonable detail;

(f) by the Company, prior to obtaining the Company Stockholder Approval, in accordance with Section 5.5(e) in order to enter into a definitive agreement providing for a Company Superior Proposal (after compliance in all material respects with the terms of Section 5.5) either concurrently with or immediately following such termination; provided, that immediately prior to or concurrently with (and as a condition to) the termination of this Agreement, the Company pays to Parent the Termination Fee in the manner provided in Section 7.3(a);

(g) by Parent (provided, that Parent is not then in breach of any representation, warranty, covenant or other agreement contained herein such that any condition set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied), if (A) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform, if it occurred or was continuing to occur at the Effective Time, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b), and (B) the relevant breaches, failures to perform or inaccuracies referred to in clause (A) of this Section 7.1(g) is or are not curable or is not cured by the earlier of (x) the End Date and (y) the date that is thirty (30) days following written notice from Parent to the Company describing such breach or failure in reasonable detail;

(h) by Parent if, prior to obtaining the Company Stockholder Approval, a Company Adverse Recommendation Change shall have occurred; and

(i) by the Company, if (i) all of the conditions set forth in Section 6.1 and Section 6.2 (other than conditions which are to be satisfied by actions taken at the Closing, but which shall then be capable of satisfaction if the Closing were to occur on such date) have been and continue to be satisfied, (ii) the Company has notified Parent in writing that all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or, with respect to the conditions set forth in Section 6.2, validly waived (or would be satisfied or validly waived if the Closing were to occur on the date of such notice and other than the conditions set forth in Section 6.1 which may not be waived by any party) and it stands ready, willing and able to consummate the Merger at such time, (iii) the Company shall have given Parent written notice at least three (3) Business Days prior to such termination stating that the Company’s intention is to terminate this Agreement pursuant to this Section 7.1(i) and (iv) Parent fails to consummate the Closing at the end of such three (3) Business Day period.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to and in accordance with Section 7.1, this Agreement shall terminate and become void and of no effect (except that the Confidentiality Agreement and the provisions of Section 3.26, Section 4.16, Section 5.2(d), this Section 7.2, Section 7.3, Section 7.4 and ARTICLE VIII shall survive any termination), and there shall be no other liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other except as provided in Section 7.3 and Section 7.4; provided, however, that, subject to Section 7.3 and Section 7.4, if such termination shall result from the Willful and Material Breach of any provision of this Agreement or any Fraud by any Party, such Party shall not be relieved or released from any liabilities or damages arising out of its Willful and Material Breach of any provision of this Agreement or its Fraud. Notwithstanding anything in this Agreement to the contrary, in no event shall the Parent Related Parties have any monetary liability or obligations under this Agreement in the event this Agreement is validly terminated pursuant to Section 7.1, (including any monetary liability or obligation pursuant to Section 5.19, Section 5.20, this Section 7.2 and Section 7.3) in the aggregate amount greater than the Parent Termination Fee plus the Enforcement Expenses pursuant to Section 7.4. The Parties acknowledge and agree that nothing in this Section 7.2, Section 7.3(c) or Section 7.4(c) shall be deemed to affect their right to specific performance under Section 8.5.

Section 7.3 Company Termination Fee.

(a) (i) If this Agreement is terminated by the Company pursuant to and in accordance with Section 7.1(f), the Company shall pay to Parent the Company Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds immediately prior to or concurrently with such termination.

(ii) If this Agreement is terminated by Parent pursuant to and in accordance with Section 7.1(h), the Company shall pay to Parent the Company Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds within two (2) Business Days after such termination.

(iii) If (A) a Company Takeover Proposal shall have been publicly disclosed by any Person after the date of this Agreement and not withdrawn prior to a termination of this Agreement as contemplated by this Section 7.3(a)(iii) and thereafter this Agreement is terminated (x) by Parent or the Company pursuant to Section 7.1(c) and at the time of such termination the conditions set forth in Section 6.1(b) and Section 6.1(c) have been satisfied, (y) by Parent pursuant to Section 7.1(g) or (z) by Parent or the Company pursuant to Section 7.1(b) and (B) at any time on or prior to the twelve (12) month anniversary of such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to any transaction included within the definition of Company Takeover Proposal that is subsequently consummated (whether within such twelve (12) month period or thereafter), then the Company shall pay Parent the Company Termination Fee, by wire transfer (to an account designated by Parent) of immediately available funds upon the consummation of such transaction; provided, that for the purposes of this Section 7.3(a)(iii), all references in the definition of Company Takeover Proposal to “twenty percent (20%)” shall instead be references to “fifty percent (50%).”

(b) “Company Termination Fee” shall mean a cash amount equal to $54,371,114.

(c) Notwithstanding anything in this Agreement to the contrary, the Parties agree that if this Agreement is terminated in accordance with any provision under which payment of the Company Termination Fee is required hereunder or is terminated at a time at which this Agreement is then terminable under any provision that would trigger the Company’s obligation to pay the Company Termination Fee, then, except in the case of Fraud or a Willful and Material Breach occurring prior to such termination, upon receipt of such payment by Parent, (i) the payment of such Company Termination Fee in accordance with this Section 7.3, shall be the sole and exclusive remedy of Parent and Merger Sub for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Transactions to be consummated, and (ii) none of the Company, its Subsidiaries or any of their respective former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives (collectively, the “Company Parties”) shall have any further liability of any kind for any reason arising out of or in connection with the Transactions. In the event that Parent or Merger Sub receives any payments from the Company in respect of a breach of this Agreement and thereafter Parent is entitled to receive the Company Termination Fee under this Section 7.3, the amount of such Company Termination Fee shall be reduced by the aggregate amount of any payments made by the Company to Parent or Merger Sub. In no event shall Parent be entitled to more than one payment of the full Company Termination Fee in connection with a termination of this Agreement pursuant to which such Company Termination Fee is payable.

(d) Each of the Parties hereto acknowledges that the Company Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Company Termination Fee is due and payable and which do not involve Fraud or a Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(e) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 7.3(a), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the amounts set forth in this Section 7.3 or any portion thereof, then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection under and enforcement of this Section 7.3 and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus two percent (2%).

Section 7.4 Parent Termination Fee.

(a) If this Agreement is terminated by (x) the Company pursuant to and in accordance with Section 7.1(e) or Section 7.1(i) or (y) the Company or Parent pursuant to and in accordance with Section 7.1(c) if, at the time of such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 7.1(e) or Section 7.1(i), Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee by wire transfer (to an account designated by Parent) in immediately available funds within two (2) Business Days after such termination.

(b) “Parent Termination Fee” shall mean a cash amount equal to $100,377,441.

(c) Notwithstanding anything in this Agreement to the contrary, the Parties agree that if this Agreement is terminated in accordance with any provision under which payment of the Parent Termination Fee is required hereunder or is terminated at a time at which this Agreement is then terminable under any provision that would trigger Parent’s obligation to pay the Parent Termination Fee, then, upon receipt of such payment by Company, (i) the payment of such Parent Termination Fee in accordance with this Section 7.4, shall be the sole and exclusive remedy of the Company for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Transactions to be consummated, and (ii) none of the Parent Related Parties or their Representatives shall have any further liability of any kind for any reason arising out of or in connection with the Transactions. In the event that the Company receives any payments from Parent in respect of a breach of this Agreement and thereafter the Company is entitled to receive the Parent Termination Fee under this Section 7.4, the amount of such Parent Termination Fee shall be reduced by the aggregate amount of any payments made by Parent to the Company. In no event shall the Company be entitled to more than one payment of the full Parent Termination Fee in connection with a termination of this Agreement pursuant to which such Parent Termination Fee is payable.

(d) Each of the Parties hereto acknowledges that the Parent Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such Parent Termination Fee is due and payable and which do not involve Fraud or a Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(e) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.4 are an integral part of the Transactions, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if Parent fails to pay in a timely manner any amount due pursuant to Section 7.4(a), and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the amounts set forth in this Section 7.4 or any portion thereof, then (i) the Parent shall reimburse the Company for costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection under and enforcement of this Section 7.4 (collectively, “Enforcement Expenses”) and (ii) Parent shall pay to the

Company interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus two percent (2%); provided, however, that in no event shall the Enforcement Expenses payable by the Company, on the one hand, or the Enforcement Expenses payable by Parent and Merger Sub, on the other hand, exceed $7.5 million in the aggregate.

Section 7.5 Limitation on Remedies. Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent, Merger Sub and their respective Affiliates in the event Parent or Merger Sub fails to consummate the transactions contemplated by this Agreement or otherwise fails to comply with or breaches any covenant or other obligation or representation and warranty in this Agreement shall not exceed the sum of (i) the Parent Termination Fee and (ii) the Enforcement Expenses. Notwithstanding anything to the contrary in this Agreement, it is agreed that, although the Company, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 8.5, under no circumstances will the Company or any of its Affiliates be permitted or entitled to receive both specific performance that results in the occurrence of the Closing and any monetary damages.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger; provided, that this Section 8.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance or compliance in whole or in part after the Effective Time or otherwise expressly by its terms survives the Effective Time (including the provisions of Section 3.26, Section 4.16, Section 5.6 and Section 5.10).

Section 8.2 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the other Transactions shall be paid by the Party incurring or required to incur such expenses; provided, however, that Parent shall be responsible for the payment of any and all filing fees under the HSR Act; provided, further, that each of Parent and the Surviving Corporation agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred in connection with this Agreement, the Merger and the other Transactions.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, in accordance with their specific terms or in the event of any actual or threatened breach thereof, and that money damages or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages (subject to the limitations set forth in Section 7.4), each of the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the obligation of the Parties to consummate the Transactions and the obligation of Parent and Merger Sub to pay, and the Company’s stockholders’ right to receive, the aggregate consideration payable to them pursuant to the Transactions, in each case in accordance with the terms and subject to the conditions of this Agreement), without proof of actual damages (in addition to any other remedy to which any party is entitled at law or in equity), exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). In the event that any action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law or that the award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties further agree that no Party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each Party irrevocably waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the Parties hereto irrevocably agrees that any legal suit, action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such suit, action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any suit, action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the Parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to an injunction, specific performance or other equitable remedies enforcing Parent’s and Merger Sub’s obligations to cause the Equity Financing to be funded and to effect the Closing shall only be available if: (a) all conditions in Section 6.1 and Section 6.2 have been and continue to be satisfied or irrevocably waived (other than conditions that are to be satisfied by actions taken at the Closing, which shall be capable of being satisfied at the Closing and will be satisfied at the Closing), (b) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded, and (c) the Company has irrevocably confirmed in a written notice that (i) the Company is ready, willing and able to consummate the Closing and (ii) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than conditions that are to be satisfied by actions taken at the Closing, which shall be capable of being satisfied at the Closing and will be satisfied at the Closing) and that if specific performance is granted and the Equity Financing and the Debt Financing are funded, then the Company would take such actions required of it by this Agreement to cause the Closing to occur. For the avoidance of doubt, the Company shall be entitled to seek (but shall not be entitled to receive) both a grant of specific performance of Parent’s and Merger Sub’s obligations to consummate the Closing hereunder and payment of the Parent Termination Fee.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.6.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the Party to be notified; (b) when sent, when sent by email by the Party to be notified; provided, however, that notice given by email shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 8.7 and either (ii)(A) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 8.7 or (B) the receiving Party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” replies) or any other method described in this Section 8.7, or (c) when delivered if sent by a courier (with confirmation of delivery); in each case to the Party to be notified at the following address:

To Parent or the Merger Sub:

c/o Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

Email: PMundheim@stonepoint.com

Attention: Peter Mundheim

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Email: david.feirstein@kirkland.com

            and ravi.agarwal@kirkland.com

Attention: David B. Feirstein, P.C. and Ravi Agarwal, P.C.

To the Company:

Tivity Health, Inc.

701 Cool Springs Boulevard

Franklin, Tennessee 37067

Attention: Raymond Bilbao, Chief Legal Officer

Email: ray.bilbao@tivityhealth.com

with a copy to (which shall not constitute notice):

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

Attention: J. Page Davidson

                 Scott W. Bell

       Tatjana Paterno

Email: pdavidson@bassberry.com

  sbell@bassberry.com

  tpaterno@bassberry.com

or to such other address as any Party shall specify by written notice so given. Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties; provided, that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (a) one or more of its Affiliates at any time (except any such assignment which would, or would reasonably be expected to, prevent, delay or impair the ability of Parent to consummate the Merger and the other Transactions), (b) after the Effective Time, to any parties providing secured debt financing for purposes of creating a security interest herein or otherwise assigning this Agreement as collateral in respect of such secured debt financing, and (c) after the Effective Time, to any Person; provided, that any assignment by Parent or Merger Sub shall not relieve Parent or Merger Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction (a) shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement and (b) shall not, solely by virtue thereof, be invalid or unenforceable in any other jurisdiction. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, the Parties shall negotiate in good faith to determine a suitable and equitable provision to be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules and annexes hereto (including the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, and except as provided by Section 8.13, this Agreement is not intended to grant standing to any Person other than the Parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived, but only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the Party waiving such provision; provided, however, that in the event that this Agreement has been approved by the stockholders of the Company in accordance with the DGCL, no amendment shall be made to this Agreement that requires the approval of such stockholders without such approval. At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent permissible by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, in the case of an extension by the Company, or of the Company, in the case of an extension by Parent and Merger Sub, as applicable, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of any such Party contained herein. Notwithstanding the foregoing, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Except as provided in Section 3.26, Section 4.16. Section 5.6 and Section 5.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that (x) from and after the Effective Time, the provisions of ARTICLE II relating to the payment of the Transaction Consideration and any amounts contemplated to be paid pursuant to Section 2.3 shall be enforceable by the holders of Company Common Stock as of immediately prior to the Effective Time and by Persons entitled to receive such other consideration and (y) the holders of Company Common Stock, Company Options, Company MSU Awards and Company RSU Awards shall be entitled to pursue claims for damages (including the benefit of the bargain lost by the Company’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money)) and other relief, including equitable relief, for a breach or threatened breach by Parent or Merger Sub of its obligations under this Agreement; provided, that the rights granted pursuant to this clause (y) shall be enforceable only by the Company, in its sole and absolute discretion, on behalf of such holders, and any amounts received by the Company in connection therewith may be retained by the Company and shall be deemed to be damages of the Company. The Parties further agree that the rights of third party beneficiaries under Section 3.26, Section 4.16, Section 5.6 and Section 5.10 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.11 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article, Section, Annex or Exhibit such reference shall be to an Article, Section, Annex or Exhibit of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “since” when used in this Agreement in reference to a date shall be deemed to be inclusive of such date. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement. Any agreement or instrument referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent and references to all attachments thereto and instruments incorporated therein. References to “dollars” or “$” shall mean United States dollars. Any reference to days means calendar days unless Business Days are expressly specified. References to “written” or “in writing” include in electronic form. When used in ARTICLE III or Section 5.1 in relation to the Company or its Subsidiaries, the word “material” shall be deemed to mean “material to the Company and its Subsidiaries taken as a whole” and when used in ARTICLE IV in relation to Parent or its Subsidiaries, shall be deemed to mean “material to Parent and its Subsidiaries taken as a whole”.

Section 8.15 Definitions.

(a) Certain Specified Definitions. As used in this Agreement:

(i) “Action” means any legal or administrative proceeding, claim, suit, arbitration, mediation, charge, complaint, litigation or similar action.

(ii) “Affiliate” of any Person means another Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” has the meaning specified in Rule 405 under the Securities Act.

(iii) “Antitrust Laws” shall mean the Sherman Act of 1890, as amended; the Clayton Act of 1914, as amended; the Federal Trade Commission Act of 1914, as amended; the HSR Act, and all other federal, state, foreign or supranational Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(iv) “Business Day” means any day other than a Saturday, Sunday or any other day on which the SEC or commercial banks in New York, New York are authorized or required by Law to close.

(v) “Commitment Letters” means the Equity Commitment Letter and the Debt Commitment Letter.

(vi) “Company Cash on Hand” shall mean, as of the Closing, all cash of the Company and its Subsidiaries, excluding any cash that is not freely usable because it is subject to restrictions, limitations, deposits on behalf of any other Person, or any check, money order, draft, wire transfer or similar negotiable instrument that has been issued by the Company or any of its Subsidiaries but that is uncashed or uncleared as of the Closing.

(vii) “Company Intellectual Property” means the Intellectual Property owned or purported to be owned by the Company and its Subsidiaries.

(viii) “Company Material Adverse Effect” means any event, change, circumstance or effect that, individually or in the aggregate with any other event, change, circumstance or effect, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that no event, change, circumstance or effect shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, to the extent that such event, change, circumstance or effect results from, arises out of, or relates to: (a) any changes in general United States or global economic conditions, except to the extent that such changes have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company or any of its Subsidiaries operates, (b) any changes in conditions generally affecting any industry or geographic region in which the Company or any of its Subsidiaries operates, except to the extent that such changes have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company or any of its Subsidiaries operates, (c) any decline in the market price or trading volume of Company Common Stock (it being understood that the foregoing shall not preclude Parent from asserting that the facts or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect), (d) any changes in regulatory, legislative or political conditions or securities, credit, financial, debt or other capital markets conditions, including interest or currency exchange rates, except to the extent that such changes or conditions have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes or conditions have on others operating in the industries in which the Company or any of its Subsidiaries operates, (e) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions, or analysts’ estimates, in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the foregoing shall not preclude Parent from asserting that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect), (f) the execution and delivery of this Agreement or the public announcement or pendency of this Agreement, the Merger or the taking of any action expressly required by this Agreement or the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Subsidiaries or Affiliates, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with customers, suppliers, officers or employees, (g) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any Law following the date hereof, except to the extent such changes have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes or conditions have on others operating in the industries in which the Company or any of its Subsidiaries operates, (h) any change in accounting requirements or principles required by GAAP (or authoritative interpretations thereof) following the date hereof, except to the extent such changes have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes or conditions have on others operating in the industries in which the Company or any of its Subsidiaries operates, (i) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military action threatened or underway as of the date of this Agreement, except to the extent that such changes or conditions have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes or conditions have on others operating in the industries in which the Company or any of its Subsidiaries operates, (j) any taking of any action at the written request of Parent or Merger Sub or with the prior written consent of Parent or Merger Sub, (k) any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster, epidemics, disease outbreaks, pandemics or other public health emergencies (including COVID-19), acts of God or any change resulting from weather events, conditions or circumstances, (m) COVID-19 or the COVID-19 Measures, including any change, effect, event, occurrence, development, condition or fact with respect to COVID-19 or the COVID-19 Measures or any escalation or worsening thereof (including any subsequent waves), except to the extent that such changes or conditions have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes or conditions have on others operating in the industries in which the Company or any of its Subsidiaries operates or (l) any litigation arising from allegations of a breach of fiduciary duty or violation of applicable Law solely relating to this Agreement, the Merger or the other Transactions.

(ix) “Company Stock Plans” means, collectively, the Company’s Second Amended and Restated 2014 Stock Incentive Plan and the Healthways, Inc. 2007 Stock Incentive Plan, as amended and any applicable award agreements granted under any of the foregoing as in effect on the date of this Agreement.

(x) “Company Superior Proposal” means a bona fide, written Company Takeover Proposal (but substituting “50%” for all references to “20%” in the definition of such term) which did not result from a material breach of Section 5.5 that the Company Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, taking into account the timing, likelihood of consummation, legal, financial, regulatory and other aspects of such Company Takeover Proposal, including the financing terms thereof, and such other factors as the Company Board of Directors considers to be appropriate, and taking into account any revisions to the terms of this Agreement to which Parent has committed in writing in response to such Company Takeover Proposal in accordance with Section 5.5(e) of this Agreement, is reasonably likely to be consummated in accordance with its terms, and if consummated would be more favorable, from a financial point of view, to the stockholders of the Company than the transactions contemplated by this Agreement.

(xi) “Company Takeover Proposal” means any proposal or offer from any Person or group of Persons (other than Parent, Merger Sub or any of their Affiliates) to the Company or any of its Representatives relating to (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries that would result in such other Person directly or indirectly acquiring (x) beneficial ownership of twenty percent (20%) of more of the outstanding Company Common Stock or securities of the Company representing more than twenty percent (20%) of the voting power of the Company or (y) assets or businesses that constitute twenty percent (20%) or more of the consolidated assets, net revenues or net income of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Company Board of Directors), (B) any acquisition, in one transaction or a series of related transactions, of the beneficial ownership or the right to acquire beneficial ownership, directly or indirectly, of twenty percent (20%) or more of the outstanding Company Common Stock or securities of the Company representing more than twenty percent (20%) of the voting power of the Company, (C) any direct or indirect acquisition, purchase or license (including the acquisition of stock in any Subsidiary of the Company), in one transaction or a series of related transactions, of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing twenty percent (20%) or more of the consolidated assets, net revenues or net income of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Company Board of Directors), (D) any tender offer or exchange offer or any other similar transaction or series of transactions that if consummated would result in any Person or group directly or indirectly acquiring beneficial ownership or the right to acquire beneficial ownership of twenty percent (20%) or more of the outstanding Company Common Stock or securities of the Company representing more than twenty percent (20%) of the voting power of the Company or (E) any combination of the foregoing.

(xii) “Contract” means any contract, note, bond, mortgage, indenture, loan or credit agreement, debenture, deed of trust, license agreement, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding, whether written or oral.

(xiii) “COVID-19” means SARS-CoV-2 or COVID-19 and any variants, evolutions or mutations thereof.

(xiv) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, directive, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 or related or associated epidemics, pandemics or disease outbreaks.

(xv) “Credit Agreement” means the Credit Agreement, dated June 30, 2021, by and among the Company, certain Subsidiaries of the Company, the lenders party thereto, Morgan Stanley Senior Funding, Inc. and Truist Bank.

(xvi) “Data Security Requirements” means all of the following, in each case to the extent relating to data privacy, protection, or security and applicable to the conduct of the business of the Company or any of its Subsidiaries as currently conducted: (a) all applicable Laws and any related security breach notification requirements under applicable Laws; (b) the Company’s and its Subsidiaries’ own respective published rules, policies, and procedures; and (c) Contracts into which the Company or its Subsidiaries have entered or by which they are otherwise bound.

(xvii) “Debt Commitment Letter” means the executed debt commitment letter, dated as of the date hereof, as the same may be amended, modified, supplemented, restated, substituted or replaced in compliance with this Agreement (including pursuant to Section 5.20), between Parent and the lenders party thereto (including all exhibits, annexes, schedules, term sheets and the executed fee letter related thereto (which fee letter may be redacted to omit fee amounts, market “flex” provisions and economic terms that do not impact the amount (other than through the operation of additional original issue discount or upfront fees) or availability of the Debt Financing or expand the conditions to obtaining the Debt Financing on the Closing Date) attached thereto or contemplated thereby), pursuant to which the financial institutions party thereto have agreed, subject only to the applicable Financing Conditions, to provide or cause to be provided on the Closing Date the debt financing set forth therein for the purposes of financing (together with the proceeds of the Equity Financing) the Transactions and the other purposes contemplated thereby.

(xviii) “Debt Financing” means the debt financing committed pursuant to the Debt Commitment Letter.

(xix) “Debt Financing Deliverables” means the following items to be delivered in connection with the Debt Financing: (i) Payoff Documentation with respect to the Credit Agreement, and (ii) at least three (3) Business Days prior to the Closing Date, documentation and other information reasonably requested at least ten (10) calendar days prior to the Closing Date by the Financing Sources under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and beneficial ownership regulations (including beneficial ownership certifications as under 31 C.F.R. § 1010.230).

(xx) “Debt Financing Documents” means the written definitive agreements, documents and certificates contemplated by the Debt Financing.

(xxi) “Environmental Law” shall mean all applicable foreign, federal, state and local laws, regulations, rules and ordinances relating to pollution, the protection of the environment or releases or threatened releases of chemicals, materials or substances that are harmful to the environment.

(xxii) “Equity Commitment Letter” means the executed equity commitment letter dated as of the date hereof from the Guarantors to the Parent, pursuant to which the Guarantors have agreed to provide or cause to be provided on the Closing Date the equity financing set forth therein for the purposes of financing (together with the proceeds of the Debt Financing) the Transactions, which Equity Commitment Letter provides that the Company is an express third party beneficiary thereof.

(xxiii) “Equity Financing” means the equity financing committed pursuant to the Equity Commitment Letter.

(xxiv) “Financing” means the Debt Financing and the Equity Financing.

(xxv) “Financing Conditions” means (i) with respect to the Debt Financing, the conditions precedent set forth in Exhibit C of the Debt Commitment Letter and (ii) with respect to the Equity Financing, the conditions precedent set forth in Section 2 of the Equity Commitment Letter.

(xxvi) “Financing Failure Event” means any of the following: (i) the commitments with respect to all or any portion of the Debt Financing expiring or being terminated, (ii) for any reason, all or any portion of the Debt Financing necessary to fund the Required Funding Amount becoming unavailable, or (iii) a breach or repudiation by any Financing Related Person or any other party to the Debt Commitment Letter with respect to the obligation to fund all or any portion of the Debt Financing necessary to fund the Required Funding Amount.

(xxvii) “Financing Related Persons” means (i) the Financing Sources, (ii) any Affiliates of the Financing Sources and (iii) the respective stockholders, partners, members, controlling persons and Representatives of each Person identified in clauses (i) and (ii) of this definition.

(xxviii) “Financing Sources” means the Persons that are party to, and have committed to provide or arrange all or any part of the Debt Financing pursuant to, the Debt Commitment Letter and/or any additional or replacement lender, arranger, bookrunner, syndication agent or other entity acting in a similar capacity for the Debt Financing and the permitted successor and assigns of the foregoing (but excluding, for the avoidance of doubt, Parent and Merger Sub).

(xxix) “Fraud” means the actual and knowing misrepresentation or actual and knowing omission of facts with the intent to deceive with respect to the representations and warranties set forth in ARTICLE III or ARTICLE IV or the certificates delivered pursuant to Section 6.2(d) or Section 6.3(c), as applicable, and induce reliance upon such representations and warranties. For the avoidance of doubt, the definition of “Fraud” in this Agreement does not include (i) constructive fraud or other similar fraud claims based on constructive knowledge, negligence, misrepresentation or similar theories or (ii) equitable fraud, promissory fraud, unfair dealings fraud, any torts (including fraud) based on negligence or recklessness or any other similar fraud-based claim or similar theory, excluding, with respect to each of (i) and (ii) of this definition of “Fraud”, for the avoidance of doubt, such actual and knowing misrepresentation or omission that would constitute common law fraud under applicable Law, but only to the extent such actual and knowing misrepresentation or actual and knowing omission meets each of the requirements in the preceding sentence.

(xxx) “GAAP” means generally accepted accounting principles in the United States.

(xxxi) “Governmental Entity” means any federal, state or local, domestic, foreign, multinational or transnational government, court, agency, commission, authority, bureau, board, official, political subdivision, tribunal or other governmental instrumentality.

(xxxii) “Governmental Health Program” means any federal health program as defined in 42 U.S.C. § 1320a-7b(f), including but not limited to Medicare, Medicaid, TRICARE, CHAMPVA, HMOs and any health insurance program for the benefit of federal employees and any state health programs that provide or otherwise make available healthcare coverage to certain of the residents of the relevant states.

(xxxiii) “Hazardous Substances” means any chemicals, materials or substances defined as a “hazardous substance,” “hazardous waste,” “hazardous material,” “hazardous constituent,” “restricted hazardous material,” “extremely hazardous substance,” “toxic substance,” “contaminant,” “pollutant,” “toxic pollutant,” or words of similar meaning and regulatory effect under any applicable Environmental Law.

(xxxiv) “Healthcare Laws” means any and all healthcare Laws applicable to the business of the Company and its Subsidiaries, including but not limited to: (a) all “anti-kickback” Laws (including those within 42 U.S.C. §1320a-7b and 41 U.S.C. §§ 51-58); (b) the United States False Claims Act (31 U.S.C. § 3729-3733); (c) the False Claim Law, 42 U.S.C. § 1320a-7b(a); (d) the Anti-Inducement law, 42 U.S.C. § 1320a-7a(a)(5); (e) the Travel Act, 18 U.S.C. §1952, (f) the Stark Law (42 U.S.C. §1395nn); (g) the Exclusion law, 42 U.S.C. § 1320a-7; (h) Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (the Medicare statute), 42 C.F.R. §§ 422 and 423 et seq., including all Laws relating to Medicare Advantage, the Medicare program Laws; the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and Medicare Risk Adjustments; the Medicare Improvements for Patients and Providers Act of 2008; Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5 (the Medicaid statute); (i) the Deficit Reduction Act of 2005; (j) the Patient Protection and Affordable Care Act of 2010 and all amendments thereto; (k) HIPAA (as defined below); 42 C.F.R. Part 2; and (l) all Laws with respect to healthcare related fraud and abuse, false claims, self-referral, billing, coding, conditions of participation, advertising or marketing of healthcare items or services, supervision requirements, reimbursement, Laws applicable to third party administrators (TPAs), utilization review agents, or Persons performing quality assurance, credentialing, or coordination of benefits on behalf of a Payor Program, plan or Person, healthcare provider credentialing and licensing, the corporate practice of medicine and other licensed healthcare professionals, fee-splitting, patient brokering, Payor Programs (defined below), and Healthcare Permits, in each case, as amended, and all regulations promulgated thereunder.

(xxxv) “Healthcare Permits” means any and all licenses, permits, certifications, authorizations, approvals, franchises, registrations, enrollments, filings, accreditations, letters of non-reviewability, certificates of need, consents, supplier or provider numbers, qualifications, operating authority or other permits or permissions which are material to or legally required for the operation of the business of the Company and its Subsidiaries as currently conducted or in connection with each such Person’s ability to own, lease, operate or manage any of its property or the business, in each case, that are issued or enforced by a Governmental Entity with jurisdiction over any Healthcare Law.

(xxxvi) “HIPAA” means the following, as the same may be amended, modified or supplemented from time to time, any successor statute thereto, and together with any and all rules or regulations promulgated from time to time thereunder: (i) the Health Insurance Portability and Accountability Act of 1996; (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (iii) applicable state Laws regarding patient privacy and the security, use or disclosure of protected healthcare information.

(xxxvii) “HMO” means a state licensed health maintenance organization regardless of whether contracted with CMS as a Medicare Advantage Plan.

(xxxviii) “Indebtedness” means, as of any time with respect to any Person, any obligations (including, without limitation, principal, premium, accrued interest, reimbursement or indemnity obligations, bonds, financing arrangements, prepayment and other penalties, breakage fees, sale or liquidity participation amounts, commitment and other fees and related expenses) (A) with respect to indebtedness of such Person, in respect of borrowed money, issued in substitution for or exchange of borrowed money, or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), including factoring arrangements or asset securitizations; (B) representing foreign exchange contracts, interest rate and currency swap arrangements or any other arrangements designed to provide protection against fluctuations in interest or currency rates; (C) representing obligations to pay the deferred purchase price of goods and services (including any potential future earnout, indemnification, purchase price adjustment, release of “holdback” or similar payment, but excluding trade payables incurred in the ordinary course of business); (D) representing obligations under leases required in accordance with GAAP to be recorded as capital leases; and (E) any guarantee of any such obligations described in clauses (A) through (D) of this definition by such Person.

(xxxix) “Intellectual Property” means all intellectual property rights throughout the world, including (i) patent, patent applications, patent disclosures, inventions, improvements and discoveries (whether or not patentable or reduced to practice); (ii) trade secrets or proprietary confidential information; (iii) copyrights and copyrightable works, works of authorship, all registrations and applications for registration thereof and all moral rights and rights in data, databases, and data collections; (iv) trademarks, service marks, trade names, trade dress, logos, slogans and corporate names, and registrations and applications for registration thereof and including the goodwill of the business appurtenant thereto; (v) all rights in software; and (vi) Internet domain names.

(xl) “Intervening Event” means an event, development or change in circumstances that is not known to the Company Board of Directors (or if known, the consequences of which were not known to the Company Board of Directors as of the date of this Agreement) as of or prior to the date of this Agreement, which event, development or change in circumstances becomes known to the Company Board of Directors prior to Company Stockholder Meeting (where, for the avoidance of doubt, (x) the fact in and of itself that the Company meets or exceeds projections, forecasts or estimates (it being understood that the underlying causes of (or contributors to) such performance that are not otherwise excluded from the definition of “Intervening Event” may be taken into account) and (y) changes in and of themselves in the price of the Company Common Stock or the trading volume thereof (it being understood that the underlying causes of (or contributors to) such changes in price or trading volume that are not otherwise excluded from the definition of “Intervening Event” may be taken into account) shall be considered known and reasonably foreseeable occurrences).

(xli) “IT Assets” means the computers, software and software platforms, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are used or required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted.

(xlii) “Knowledge” means the actual knowledge of the executive officers of the Company or Parent, as the case may be, set forth in Section 8.15(a)(xlii) of the Company Disclosure Letter and Section 8.15(a)(xlii) of the Parent Disclosure Letter, respectively.

(xliii) “Laws” means, any United States, federal, state or local, or any foreign, law, constitution, treaty, convention, ordinance, code, rule, statute, Order or regulation enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

(xliv) “Leased Real Property” means all material real property leased or subleased by the Company or any of its Subsidiaries.

(xlv) “Lien” means any lien, charge, encumbrance, adverse right or claim and security interest whatsoever, excluding restrictions imposed by securities Laws.

(xlvi) “Order” means any formal charge, order, writ, permit, license, injunction, judgment, decree, ruling, determination, directive, award or settlement of any Governmental Entity or any arbitrator, whether civil, criminal or administrative.

(xlvii) “Organizational Documents” means (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its bylaws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; (d) in the case of a Person that is a trust, its declaration of trust, trust agreement, certificates of ownership or similar governing instruments required by the laws of its jurisdiction of formation; and (e) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company, trust or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.

(xlviii) “Parent Material Adverse Effect” means any event, change, circumstance or effect that, individually or in the aggregate with any other event, change, circumstance or effect, materially impairs, or would reasonably be expected to materially impair, the ability of Parent or Merger Sub to perform their respective obligations hereunder or prevent or materially delay the consummation of the Merger or the other Transactions.

(xlix) “Parent Related Parties” means Parent, Merger Sub, the Guarantors, the Financing Sources and any of their respective Affiliates and all of their respective direct or indirect, former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees of any of the foregoing.

(l) “Payoff Documentation” means customary payoff letters, lien terminations and instruments of discharge (A) indicating the amount required for the payoff, discharge and termination in full on the Closing Date of such Indebtedness and liens thereunder which are required to be terminated and released substantially concurrently with the Closing pursuant to the terms and conditions of the Debt Commitment Letter to discharge such Indebtedness at Closing and/or releasing the obligations of the Company and its Subsidiaries thereunder and (B) if such Indebtedness is secured by any liens, agreeing to release such liens upon receipt of the payoff amount.

(li) “Payor Program” means any and all third party payors and third party payor programs, whether private, commercial or governmental, including, but not limited to, any Governmental Health Program, and HMO or private insurance programs.

(lii) “Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) applicable zoning, building or similar Laws, codes, ordinances and state and federal regulations which are not violated by the current use or occupancy of the applicable real property or the operation of the Company’s or its Subsidiaries’ business thereon, (E) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (F) defects, irregularities or imperfections of title which do not materially interfere with, or materially impair the use of, the property or assets subject thereto, (G) Liens that constitute non-exclusive licenses to Intellectual Property granted in the ordinary course of business or (H) Liens relating to intercompany borrows among a Person and any of its wholly owned Subsidiaries.

(liii) “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, joint venture, other entity or group (as defined in the Exchange Act), including a Governmental Entity.

(liv) “Proceeding” means any suit, action, claim, proceeding, arbitration or litigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

(lv) “Representatives” means, when used with respect to any Person, the officers, directors, managers, employees, agents, financial advisors, investment bankers, attorneys and accountants of such Person.

(lvi) “Sanctioned Country” means a country or territory which is the subject of or target of any comprehensive sanctions (at the time of this Agreement, the Crimea, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, and Syria).

(lvii) “Sanctioned Person” means a Person (i) listed on any sanctions-related list of designated Persons maintained by a relevant Governmental Entity in a jurisdiction in which the Company or any of its Subsidiaries conduct business, (ii) greater than 50% owned by one or more Persons described in clause (i) above as relevant under applicable Sanctions and Export Control Laws, or (iii) located, organized, or resident in a Sanctioned Country.

(lviii) “Sanctions and Export Control Laws” means any applicable Law in any jurisdiction in which the Company or its Subsidiaries conduct business related to (i) export controls, including the U.S. Export Administration Regulations and the International Traffic in Arms Regulations or (ii) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State and Her Majesty’s Treasury of the United Kingdom.

(lix) “Significant Subsidiaries” means the Company’s “significant subsidiaries” as defined in Regulation S-X under the Securities Act.

(lx) “Subsidiaries” means, with respect to the Company and any of its Subsidiaries: any corporation, partnership, association, trust or other form of legal entity (A) whose results were presented on a consolidated basis with the Company on its financial statements for the year ended December 31, 2021 as included in the Company SEC Documents, (B) which more than fifty percent (50%) of the voting power of the outstanding voting securities are directly or indirectly owned by such Person or (C) such Person or any Subsidiary of such Person is a general partner; and with respect to any other Person, any corporation, partnership, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the voting power of the outstanding voting securities are directly or indirectly owned by such Person or (ii) such Person or any Subsidiary of such Person is a general partner.

(lxi) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever (together with any and all interest, penalties, additions to tax or additional amounts imposed by any Taxing Authority with respect thereto).

(lxii) “Tax Return” means any return, report, information return, claim for refund, election, estimated tax filing or declaration or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any amendments thereof.

(lxiii) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection, assessment or administration of such Tax.

(lxiv) “WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, together with any similar state, local or foreign Laws.

(lxv) “Willful and Material Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Index of Defined Terms

Term	Section
Acceptable Confidentiality Agreement	Section 5.5(b)
Agreement	Preamble
Appraisal Provisions	Section 2.1(b)
Bankruptcy and Equity Exception	Section 3.3(c)
Benefits Continuation Period	Section 5.6(a)
Book-Entry Shares	Section 2.1(a)
Cancelled Shares	Section 2.1(a)(ii)
Certificate	Section 2.1(a)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.3(b)
Company	Preamble
Company Acquisition Agreement	Section 5.5(d)
Company Adverse Recommendation Change	Section 5.5(d)
Company Benefit Plans	Section 3.13(a)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Bylaws	Section 3.1(c)
Company Certificate	Section 3.1(c)
Company Common Stock	Section 2.1(a)
Company Disclosure Letter	ARTICLE III

Company Indemnified Parties	Section 5.10(a)
Company Material Contract	Section 3.14(a)
Company MSU Award	Section 2.3(b)
Company Option	Section 2.3(a)
Company Organizational Documents	Section 3.1(c)
Company Parties	Section 7.3(c)
Company Preferred Stock	Section 3.2(a)
Company Registered Intellectual Property	Section 3.15(c)
Company RSU Award	Section 2.3(c)
Company SEC Documents	ARTICLE III
Company SEC Financial Statements	Section 3.6(d)
Company Stock Awards	Section 2.3(c)
Company Stockholder Approval	Section 3.3(b)
Company Stockholder Meeting	Section 5.4
Confidentiality Agreement	Section 5.2(d)
Continuing Employees	Section 5.6(a)
D&O Insurance	Section 5.10(c)
Delaware Secretary	Section 1.3
DGCL	Recitals
Dissenting Shares	Section 2.1(b)
Dissenting Stockholder	Section 2.1(b)
Effective Time	Section 1.3
End Date	Section 7.1(c)
ERISA	Section 3.13(a)
ERISA Affiliate	Section 3.13(c)
Exchange Act	ARTICLE III
Guarantors	Recitals
Guaranty	Recitals
HSR Act	Section 3.5
IRS	Section 3.13(a)
Lazard	Section 3.22
Letter of Transmittal	Section 2.2(c)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Bylaws	Section 4.1(b)
Merger Sub Certificate	Section 4.1(b)
Merger Sub Common Stock	Section 2.1(a)(iii)
Nasdaq	Section 3.5
Parent	Preamble
Parent Bylaws	Section 4.1(b)
Parent Certificate	Section 4.1(b)
Parent Disclosure Letter	ARTICLE IV
Parties	Preamble
Party	Preamble
Paying Agent	Section 2.2(a)
Payment Fund	Section 2.2(b)

Permits	Section 3.9
Premium Cap	Section 5.10(c)
Proxy Statement	Section 3.5
Remedial Action	Section 5.7(c)
SEC	ARTICLE III
Securities Act	ARTICLE III
Solvent	Section 4.12
Surviving Corporation	Section 1.1
Takeover Statute	Section 3.21
Termination Fee	Section 7.3(b)
Transaction Consideration	Section 2.1(a)(i)
Transactions	Recitals

Section 8.16 Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Parties on behalf of itself and each of its Affiliates hereby: (a) agrees that any legal action (whether in Law or in equity, whether in Contract or in tort or otherwise), involving the Financing Sources, arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) and each Party irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such Subject Courts and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York, except as otherwise set forth in the Debt Commitment Letter with respect to (i) the interpretation of the definition of Company Material Adverse Effect (and whether or not a Company Material Adverse Effect has occurred), (ii) the determination of the accuracy of any “Company Representations” (as such term or similar term is defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof the Parent or any of its Affiliates has the right to terminate its or their obligations hereunder pursuant to Section 7.1(g) or decline to consummate the Closing as a result thereof pursuant to Section 6.2(a) and (iii) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, which shall in each case be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule that would cause the application of Laws of any other jurisdiction, (b) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise), against the Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any legal action brought against the Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Debt

Commitment Letter, the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that none of the Financing Sources will have any liability to any of the Company Parties or their respective Affiliates relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Company Parties or any of their respective Affiliates shall bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise), against any of the Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (i) that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 8.16 and Section 7.4 (or the definitions of any terms used in this Section 8.16 and/or Section 7.4) and (ii) to the extent any amendments to any provision of this Section 8.16 and Section 7.4 (or, solely as they relate to such Section, the definitions of any terms used in this Section 8.16 and/or Section 7.4) are materially adverse to the Financing Sources, such provisions shall not be amended without the prior written consent of the Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Section 8.16 shall in any way affect any Party’s or any of their respective Affiliates’ rights and remedies under any binding agreement to which a Financing Source is a party, including the Debt Commitment Letter.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

TITAN-ATLAS PARENT, INC.

By:	/s/ Harrison Hunter

Name:	Harrison Hunter
Title:	President

TITAN-ATLAS MERGER SUB, INC.

By:	/s/ Harrison Hunter

Name:	Harrison Hunter
Title:	President

[Signature Page to Agreement and Plan of Merger]

TIVITY HEALTH, INC.

By:	/s/ Richard M. Ashworth

Name:	Richard M. Ashworth
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]